Use these links to rapidly review the document
TABLE OF CONTENTS
Prudential plc and Subsidiaries INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on October 11, 2007

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

Laurence Pountney Hill,
London EC4R 0HH, England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference, in its entirety, into Prudential Public Limited Company's registration statement on Form F-3 (File No. 333-117208).

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following tables set forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union (EU). Were the Group to apply IFRS as published by the International Accounting Standards Board (IASB), as opposed to the EU adopted IFRS, no additional adjustments would be required. These accounting principles differ in certain significant respects from US GAAP. The unaudited condensed consolidated interim financial statements included in this document include a reconciliation of the differences between IFRS and US GAAP that are significant to the financial statements. The tables are only a summary and should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes included in this document, together with the "Operating and Financial Review".

	Six Months Ended June 30,
	2007(1)	2007	2006
	(In $ Millions)	(In £ Millions)
Income statement data—IFRS basis
Gross premium earned	16,205	8,077	8,257
Outward reinsurance premiums	(349)	(174)	(93)

Earned premiums, net of reinsurance	15,856	7,903	8,164
Investment income	16,552	8,250	4,918
Other income	2,195	1,094	934

Total revenue, net of reinsurance	34,603	17,247	14,016

Benefits and claims and movement in unallocated surplus of with-profits funds	(28,720)	(14,315)	(11,370)
Acquisition costs and other operating expenditure	(4,249)	(2,118)	(1,658)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(177)	(88)	(89)

Total charges	(33,146)	(16,521)	(13,117)

Profit before tax(2)	1,457	726	899
Tax attributable to policyholders' returns	4	2	(162)

Profit before tax attributable to shareholders	1,461	728	737
Tax attributable to shareholders' profits	(508)	(253)	(253)

Profit from continuing operations after tax	953	475	484
Discontinued operations (net of tax)(3)	484	241	(34)

Profit for the period	1,437	716	450

	Six Months Ended June 30,
	2007(1)	2007	2006
	(In $ Millions)	(In £ Millions)
Statement of income and comprehensive income data—US GAAP basis
Insurance policy revenues	6,564	3,272	3,992
Investment results	15,952	7,951	4,931
Other income	2,125	1,059	906

Total revenue	24,641	12,282	9,829

Net income from continuing operations (after minority interests)	1,306	651	383
Net income (loss) from discontinued operations including profit on disposal (net of applicable tax)(3)	165	82	(31)
Cumulative effect of changes in accounting principle	—	—	1

Net income	1,471	733	353

Total comprehensive income (loss)	104	52	(234)

	As of and for the Six Months Ended June 30,		As of and for the Twelve Months Ended December 31,
	2007(1)	2007	2006
	(In $ Millions)	(In £ Millions)
Balance sheet data—IFRS basis
Total assets	432,055	215,349	216,520
Total policyholder liabilities and unallocated surplus of with-profits funds	370,409	184,623	178,587
Core structural borrowings of shareholder-financed operations	4,841	2,413	3,063
Total equity	12,038	6,000	5,620
Balance sheet data—US GAAP basis
Total assets	416,957	207,824	209,868
Policyholder benefit liabilities	280,398	139,759	138,672
Separate account liabilities	28,596	14,253	11,860
Total shareholders' equity	14,255	7,105	7,204
Other data
New business from continuing operations:
Single premium sales(5)	13,342	6,650	14,027
New regular premium sales(4)(5)	1,342	669	1,067
Gross investment product contributions(5)	50,176	25,009	33,894
Funds under management	513,613	256,000	251,000
	Six Months Ended June 30,
	2007(1)		2007		2006
Other data
Based on profit for the period attributable to the equity holders of the Company (IFRS basis):
Basic earnings per share	58.78	¢	29.3	p	18.7	p
Diluted earnings per share	58.78	¢	29.3	p	18.7	p
Based on net income after minority interests (US GAAP basis):
Basic earnings per share	60.39	¢	30.1	p	14.7	p
Diluted earnings per share	60.39	¢	30.1	p	14.7	p
Dividend per share declared and paid in reporting period(6)	23.51	¢	11.72	p	11.02	p
Equivalent cents per share(7)			23.17	¢	20.46	¢
Market price at end of period	1,432	¢	714	p	611	p
Weighted average number of shares (in millions)			2,437		2,403

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $2.0063 per £1.00 (the noon buying rate in New York City on June 29, 2007).

(2)
Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

(3)
Discontinued operations relate to the sale of Egg Banking plc (Egg) to Citibank Overseas Investment Corporation, a subsidiary of Citigroup Inc (Citi) in the first half of 2007. See note J of the notes to Prudential's unaudited condensed consolidated interim financial statements.

(4)
New regular premium sales are reported on an annualized basis, which represents a full year of installments in respect of regular premiums, irrespective of the actual payments made during the period.

(5)
New business premiums reflect the amount of business Prudential generated during each period shown and do not include renewal premiums on policies written during prior periods. Prudential considers new business premiums to be a measure of its operating performance because they represent new sales of insurance policies during a specified period, rather than its revenues or profitability during that period. This operating measure enables a comparison of operating performance across periods without regard to revenues or profitability related to policies sold in prior periods. Gross investment product contributions reflect the amount invested by Institutional and Retail customers in the period. Prudential considers these to be a measure of its operating performance because it measures the flow of monies into the funds managed by the Group. This operating measure enables a measurement of operating performance across periods.

(6)
Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes the final dividend in respect of the prior period. Parent company dividends relating to the reporting period were an interim dividend of 5.70p per share for the first half of 2007 and 5.42p per share for the first half of 2006.

(7)
The dividends declared relating to the reporting period have been translated into US dollars at the noon buying rate on the dates the payments were made.

EXCHANGE RATE INFORMATION

        Prudential publishes its consolidated financial statements in pounds sterling. References in this document to "US dollars", "US$", "$" or "¢" are to US currency, references to "pounds sterling", "£", "pounds", "pence" or "p" are to UK currency (there are 100 pence to each pound) and references to "euro" or "€" are to the European single currency. The following table sets forth for each period the average of the noon buying rates on the last business day of each month of that period, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the reported periods. Prudential has not used these rates to prepare its consolidated financial statements.

Period	Average
Six months ended June 30, 2006	1.80
Twelve months ended December 31, 2006	1.86
Six months ended June 30, 2007	1.98

        The following table sets forth the high and low buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

Month	High	Low
April 2007	2.01	1.96
May 2007	2.00	1.97
June 2007	2.01	1.97
July 2007	2.06	2.01
August 2007	2.04	1.98
September 2007	2.04	1.99

        On October 10, 2007, the latest practicable date for this filing, the noon buying rate was £1.00 = $2.04.

FORWARD-LOOKING STATEMENTS

        This report may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, economic and business conditions in the countries in which Prudential operates, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; the impact of changes in capital, solvency or accounting standards, tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate, and the impact of legal actions and disputes. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this report or any other forward-looking statements it may make.

OPERATING AND FINANCIAL REVIEW

        The following discussion and analysis should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes to Prudential's unaudited condensed consolidated interim financial statements for the period ended June 30, 2007 included in this document. Prudential's unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS, which differs in certain material respects from US GAAP. For a summary of the material differences between IFRS and US GAAP relevant to Prudential's financial statements, see Notes K and L to Prudential's unaudited condensed consolidated interim financial statements. A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled "—IFRS Critical Accounting Policies".

        The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors.

Introduction

        In the first half of 2007, Prudential continued to provide a broad range of financial products and services, primarily to the retail market. Prudential's principal operations continue to be in the United Kingdom, the United States and Asia. The accounting policies applied in Prudential's unaudited IFRS condensed consolidated interim financial statements for the period ended June 30, 2007 are the same as those previously applied in Prudential's consolidated financial statements for the year ended December 31, 2006.

IFRS Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's unaudited condensed consolidated interim financial statements, which have been prepared in accordance with IFRS adopted for use in the EU. Were the Group to apply IFRS as published by the IASB, as opposed to EU adopted IFRS, no additional adjustments would be required.

        The preparation of these financial statements requires Prudential to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially give rise to materially different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below. For further details see "US GAAP Analysis—US GAAP Critical Accounting Policies" below.

        The critical accounting policies in respect of the items discussed below are critical for the Group's results insofar as they relate to the Group's shareholder-backed business, in particular for Jackson National Life Insurance Company (Jackson), the Group's principal subsidiary in the United States. The policies are not critical in respect of the Group's with-profits business. Accordingly, explanation is provided in this section as to the relevance of the distinction between with-profits business and shareholder-backed business.

        In order to provide relevant analysis that is appropriate to the circumstances applicable to the Group's businesses, the explanations refer to types of business, fund structure, the relationship between asset and policyholder liability measurement, and the differences in the method of accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of the Group's with-profits funds. The policies and key assumptions described below are relevant to the reporting periods covered by this filing. Quantitative analysis is provided by reference to previously published information for the year ended December 31, 2006 and as at December 31, 2006. Explanation of the effect of changes of estimates, and of reasonably likely changes in the key assumptions underlying the accounting estimates applied for the full year 2007 results, will be provided in the 2007 Form 20-F.

Investments

Determining the fair value of unquoted investments

        The Group holds financial investments which are not quoted on active markets. Their fair values are determined in full or in part by using valuation techniques. If the market for a financial investment of the Group is not active, the Group establishes fair value by using quotations from independent third parties, such as brokers, or using valuation techniques. The fair values of investments valued using a valuation technique at December 31, 2006 were £4,548 million. The valuation techniques include the use of recent arm's length transactions, reference to instruments that are substantially the same, discounted cash flow analysis, option-adjusted spread models and enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments.

        The impact of changed values on the results depends on whether the instruments are held by with-profits or shareholder-backed operations of the Group.

        Of the financial investments that were not quoted on active markets, assets with a fair value at December 31, 2006 of £3,959 million were held by UK operations. £3,563 million of this amount related to assets held by with-profits operations and £396 million related to assets held by the shareholder-backed UK annuity subsidiary, Prudential Retirement Income Limited (PRIL).

        The majority of these assets are private debt securities such as private placements, project finance, asset securitizations and local authority securities. The securities are mainly long-dated and not regularly traded and are valued internally using market standard practices. These practices mainly use matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities.

        In accordance with the Group's Risk Management Framework, all internally generated calculations are subject to independent assessment by the Group's Fair Value Committees which comprise members who are independent of the fund managers involved in the day-to-day trading of these assets. Changing any one of the underlying assumptions within a reasonable range used in determining the fair value would not have a significant impact on the value of the assets.

        The total amount of the change in fair value estimation using valuation techniques, including valuation techniques based on assumptions not wholly supported by observable market prices or rates, recognized in the profit and loss account in the year ended December 31, 2006 was a loss of £63 million for the with-profits fund investments. Changes in values of assets of the with-profits funds are reflected in policyholder liabilities and unallocated surplus. Due to the liability accounting treatment of unallocated surplus, changes in values of securities held by with-profits funds have no direct effect on the profit or loss or shareholders' equity.

        The total amount of the change in fair value estimation using valuation techniques, including those based on assumptions not wholly supported by observable market prices or rates, recognized in the profit and loss account in the year ended December 31, 2006 and which was attributable to shareholders, was a loss of £12 million for the PRIL investments.

        The other financial investments which were not quoted on active markets were assets held by Jackson that had a fair value of £589 million at December 31, 2006.

        The US operations of Prudential had two groups of assets which were valued using valuation techniques — derivatives that are accounted for under IAS 39 on a fair value through profit and loss basis and securities held by the Piedmont trust entity, an 80 per cent Jackson held static trust formed as a result of a securitization of asset-backed securities in 2003 that are accounted for on an available-for-sale basis. As at December 31, 2006, the fair value of the derivative assets and Piedmont assets valued using valuation techniques was £184 million and £405 million, respectively.

        The majority of the factors entering into the valuation of the derivatives are readily observable in the market and, therefore, are not subject to interpretation in the model. The most significant non-observable factor is the level of implied volatility assumed in the valuation. However, changing the implied volatility within a reasonable range would not have a significant impact on the fair value of the derivatives.

        Significant estimates and judgments are also employed in valuing certain asset-backed and mortgage-backed securities held by the Piedmont trust entity. These valuations may impact reported shareholder profit and loss amounts through the determination of impairment and recovery amounts. While management believes that the estimates and assumptions employed in developing the fair value estimates are reasonable and present management's best estimate of such values, a reasonable range of values exists with respect to most assumptions utilized in determining these values. As a result of the potentially significant variability in the estimates of the assumptions used in these models, the range of reasonable estimates of the fair value of these securities is significant.

        Management has obtained broker bids on these securities that represent the value at which the Group could sell the investments, if forced. These bids are not based on full knowledge and hence analysis of the investments, but represent the best estimate of the worst case market valuation of these securities. The broker bids for these securities at December 31, 2006 totaled £372 million, a difference of £33 million from the carrying value of £405 million.

Determining impairments relating to financial assets

Available-for-sale securities

        Financial investments carried on an available-for-sale basis are represented by Jackson's and, prior to the sale of Egg in the first half of 2007, Egg's debt securities portfolio. These are considered to be impaired if there has been a significant or prolonged period of decline in fair value below its amortized cost or if there is objective evidence of impairment. The consideration of this requires management's judgment. Among the factors considered is whether the decline in fair value results from a change in quality of the security itself, or from a downward movement in the market as a whole and the likelihood of recovering the carrying value based on the current and short-term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility, or industry-related events, and where the Group also believes there is a reasonable expectation for recovery and, furthermore, it has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary. Prudential's review of fair value involves several criteria including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial statements, unrealized losses currently in equity may be recognized in the income statement in future periods.

        In the year ended December 31, 2006, impairment losses recognized on available-for-sale securities amounted to £24 million. Of this amount, 76 per cent had been recorded on structured asset-backed securities, primarily due to reduced cash flow expectations on such securities that are collateralized by diversified pools of primarily below investment grade securities. 22 per cent of the losses related to the impairment of fixed maturity securities of two individual corporate issuers, reflecting deteriorating business outlook of the companies concerned.

        In the year ended December 31, 2006, the Group realized gross losses on sales of available-for-sale securities of £58 million. 30 per cent of these losses related to the disposal of fixed maturity securities of six individual issuers, which were disposed of to rebalance the portfolio in the US operations.

        The effect of those reasonably likely changes in the key assumptions underlying the estimates that underpin the assessment of whether impairment has taken place depends on a number of factors. A key indicator of whether such impairment may arise in future, and the potential amounts at risk, is the profile of gross unrealized losses for fixed maturity and equity securities accounted for on an available-for-sale basis by reference to the time periods by which the securities have been held continuously in an unrealized loss position and by reference to the maturity date of the securities concerned.

        For the year ended December 31, 2006, the difference between the carrying value and book cost of equity securities in gross unrealized loss position was £(1) million. The following table shows the amounts of gross unrealized losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealized loss position for the time periods indicated as at December 31, 2006.

2006	Not rated	Non-investment grade	Investment grade	Total
	£m	£m	£m	£m
Less than 6 months	(1)	(1)	(14)	(16)
6 months to 1 year	(3)	(1)	(10)	(14)
1 year to 2 years	(24)	(10)	(135)	(169)
2 years to 3 years	(5)	0	(9)	(14)
3 years to 4 years	(5)	0	(35)	(40)
4 years to 5 years	0	0	0	0
5 years to 6 years	(2)	(1)	0	(3)

	(40)	(13)	(203)	(256)

        The following table shows the amount of gross unrealized losses for fixed maturity securities classified as available-for-sale under IFRS in an unrealized loss position by maturity date of the securities as at December 31, 2006.

2006
£m
Less than 1 year	(1)
1 to 5 years	(29)
5 to 10 years	(113)
More than 10 years	(51)
Mortgage-backed securities and other debt securities	(62)

Total	(256)

Assets held at amortized cost

        Loans and receivables are carried at amortized cost using the effective interest rate method. The loans and receivables include loans collateralized by mortgages, deposits and loans to policyholders. For these assets, the Group measures the amount of any impairment loss by comparing the carrying amount of the asset with the present value of its estimated future cash flows.

        In estimating future cash flows, the Group looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks that has been adjusted for conditions in the historical loss experience which no longer exist, or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

        The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; or the Group may later decide to sell the security as a result of changed circumstances.

        The principal holdings of loans and receivables where credit risk was of particular significance were loans and advances to customers held by Egg. Egg was sold in the first half of 2007.

Life Assurance contracts

Product classification

        IFRS 4 "Insurance Contracts" requires contracts written by insurers to be classified as either "insurance contracts" or "investment contracts" depending on the level of insurance risk transferred. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participation features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

(a)
that are likely to be a significant portion of the total contractual benefits;

(b)
whose amount or timing is contractually at the discretion of the insurer; and

(c)
that are contractually based on asset or fund performance, as discussed in IFRS 4.

        Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described subsequently, this basis has been applied by the Company.

        For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract that may diverge from those previously applied. The principal lines of business for which measurement changes arose on adoption of IFRS are certain unit-linked savings and similar contracts in the United Kingdom.

Valuation assumptions

(i)    Contracts of with-profits funds

        The Group's insurance contracts and investment contracts with discretionary participating features are primarily with-profits and other protection type policies. For UK regulated with-profits funds, the contract liabilities are valued by reference to the UK Financial Services Authority (FSA) realistic basis. In aggregate this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

        The basis of determining liabilities for the Group's with-profits business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profits funds are absorbed by the unallocated surplus. The unallocated surplus represents the excess of assets over liabilities that have yet to be appropriated between policyholders and shareholders. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated surplus rather than shareholders' equity.

        Key elements of the value placed on the liabilities are that:

(a)
The component for the with-profits benefit reserve is based on retrospective calculation of documented asset shares. Asset shares are calculated as the accumulation of all items of income and outgo that are relevant to each policy type; and

(b)
The component for future policyholder related liabilities includes a market consistent valuation of costs and guarantees, options and smoothing determined using either a stochastic approach, hedging costs or a series of deterministic projections with attributed probabilities.

        The Group's other with-profits contracts are written in with-profits funds that operate in some of the Group's Asian operations. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the Prudential Assurance Company (PAC) with-profits funds, are determined differently. For these contracts the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

        For liabilities determined using the basis described above for UK regulated with-profits funds, and the other liabilities described in the preceding paragraph, changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit.

        This lack of sensitivity reflects the with-profits fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds. As noted previously, the unallocated surplus is accounted for as a liability and thus, except in the remote circumstances where support for the funds by shareholders' funds was required, changes in its level do not directly affect shareholders' equity.

(ii)   Other contracts

        Contracts, other than those of with-profits funds, are written in shareholder-backed operations of the Group. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed below. From the perspective of shareholders' results, the key sensitivity relates to assumed future investment returns for the Taiwan life operation.

UK insurance operations

        The types of products written by UK shareholder-backed insurance operations are for annuity, non-profit unit-linked and other non-participating business.

        The most significant business for which changes in assumptions may affect results is the shareholder-backed annuity business. As the assets and liabilities of this type of business are closely matched by duration, liabilities are determined using a valuation rate of interest that is sensitive to current market conditions. Accordingly, the profits are not particularly sensitive to interest rate movements. Profits from shareholder-backed annuity business are most sensitive to:

  •
  the extent to which the duration of the assets held closely matches the expected duration of the liabilities under the contracts. Assuming close matching, the impact of short-term asset value movements as a result of interest rate movements will broadly offset changes in the value of liabilities caused by movements in valuation rates of interest;

  •
  actual versus expected default rates on assets held;

  •
  the difference between long-term rates of return on corporate bonds and risk-free rates;

  •
  the variance between actual and expected mortality experience;

  •
  the extent to which expected future mortality experience gives rise to changes in the measurement of liabilities; and

  •
  changes in renewal expense levels.

        For the year ended December 31, 2006, a decrease in assumed mortality rates of one per cent would decrease gross profits by approximately £34 million. A decrease in credit default assumptions of five basis points would increase gross profits by £64 million. A decrease in renewal expenses (excluding investment management expenses) of five per cent would increase gross profits by £14 million. The effect on profits would be approximately symmetrical for changes in assumptions that are directionally opposite to those explained above.

Jackson

        Jackson offers individual fixed annuities, fixed index annuities, immediate annuities, variable annuities, individual and variable life insurance and institutional products. With the exception of institutional products and an incidental amount of business for annuity certain contracts, which are accounted for as investment contracts under IAS 39, all of Jackson life assurance contracts are accounted for under IFRS 4 as insurance contracts by applying US GAAP, the previous GAAP used before IFRS adoption. Under US GAAP the requirements of SFAS 60 "Accounting and Reporting for Insurance Enterprises" and SFAS 97 "Accounting and Reporting by Insurance Enterprises for certain Long-Duration Contracts and for Realized Gains and Losses from the Sale of Investments" apply to these contracts. The accounting requirements under these standards and the effect of changes in valuation assumptions are considered below for fixed annuity, variable annuity and traditional life insurance contracts.

        Fixed annuity contracts, which are treated as investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, i.e., any probable future loss on the contract. These types of contracts contain considerable interest rate guarantee features. Notwithstanding the accompanying market risk exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of Jackson's fixed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For the variable annuity business, the key assumption is the expected long-term level of equity market returns which for the year ended December 31, 2006 was 8.4 per cent per annum determined using a mean reversion methodology. Likely changes to this percentage return are not expected to be significant.

        These returns affect the level of future expected profits through their effects on the fee income with consequential impact on the amortization of deferred acquisition costs as described below and the required level of provision for guaranteed minimum death benefit claims.

        For traditional life insurance contracts, provisions for future policy benefits are determined under SFAS 60 using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk.

Asian operations

        The insurance products written in the Group's Asian operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by the Group as a liability. The results of Asian unit-linked business are also relatively insensitive to changes in estimates or assumptions.

        The principal non-participating business in the Group's Asian operations, for which changes in estimates and assumptions are important from year to year, is the traditional whole-life business written in Taiwan. The premiums for the in-force business for these contracts have been set by the regulator at different points for the industry as a whole. Premium rates were set to give a guaranteed minimum sum assured on death and a guaranteed surrender value on early surrender based on prevailing interest rates at the time of policy issue. Premium rates also included an allowance for mortality and expenses. The required rates of guarantee have fallen over time as interest rates have reduced from a high of eight per cent to levels at December 31, 2006 of around two per cent. The current bond rates in Taiwan gives rise to a negative spread against the majority of these policies. At December 31, 2006, the cash costs of funding in-force negative spread in Taiwan is around £40 million a year.

        The profits and recoverability of deferred acquisition costs (DAC) in Taiwan are dependent on the rates of return earned and assumed to be earned on the assets held to cover liabilities and on future investment income and contract cash flows for traditional whole of life policies. Under IFRS, the insurance contract liabilities of the Taiwan business are determined on the US GAAP basis as applied previously under UK GAAP. Under this basis the policy liabilities are calculated on sets of assumptions, which are locked-in at the point of policy inception, and a deferred acquisition cost is held in the balance sheet.

        The adequacy of the insurance contract liabilities is tested by reference to best estimates of expected investment returns on policy cash flows and reinvested income. The assumed earned rates are used to discount the future cash flows. The assumed earned rates consist of a long-term best estimate determined by consideration of long-term market conditions, and rates assumed to be earned in the trending in period. At December 31, 2006, it has been assumed that the longer-term bond rate will be attained by December 31, 2013.

        No write-off of DAC was required in half year 2007 and 2006. At the 2006 year end it was estimated that if interest rates were to remain at then current levels in 2007 the premium reserve, net of DAC, would be broadly sufficient and that if interest rates were to remain at then current levels in 2008 then some level of write-off of DAC may be necessary. Indicatively the possible 2008 write-off was estimated as being in the range of £70-90 million. In the first half of 2007 bond yields increased by 0.5 per cent. With this effect and increases in the value of business in force in the six month period the outlook on recoverability has significantly improved. At June 30, 2007, if interest rates were to remain at current levels until the end of 2008, the premium reserve net of DAC would be at a level such that the likelihood of a need for a write-off of DAC in 2008 would be significantly reduced. The position in future remains sensitive to the above mentioned variables.

        Whole of life contracts with floor levels of policyholder benefits that accrue at rates set at inception are also written in the Korean life operations, though to a much less significant extent than in Taiwan. The business is much less sensitive to returns than Taiwan with the higher proportion of linked and health business.

        The other area of note in respect of guarantees is the Japanese business where pricing rates are higher than current bond yields. Lapse risk is a feature in that policyholders could potentially surrender their policies on guaranteed terms if interest rates significantly increased leaving the potential for losses if bond values had depreciated significantly. However, the business is matched to a relatively short realistic liability duration.

        For the Korean and Japanese life business exposures described above, the results are comparatively unaffected by changes of assumption. The accounts basis value of liabilities for both operations are of a similar order of magnitude to those that apply for the purposes of Group solvency calculations under the Financial Conglomerate Directive.

Deferred acquisition costs

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the realistic FSA regime, these costs, which vary with, and are primarily related to, the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

        The deferral and amortization of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed operations is for individual and group annuity business where the incidence of acquisition costs is negligible.

Jackson

        For term business, acquisition costs are deferred and amortized in line with expected premiums. For annuity business, acquisition costs are deferred and amortized in line with expected gross profits on the relevant contracts. For interest-sensitive business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of the Jackson companies, industry experience and future expectations. A detailed analysis of actual experience is measured by the internally developed mortality studies.

        For variable annuity business, as described above, the key assumption is the expected long-term level of equity market returns, which for the year ended December 31, 2006, was 8.4 per cent per annum determined using a mean reversion methodology.

        The effects of reasonably likely changes in the key assumptions underlying the estimates that affect the amortization of DAC for Jackson are not individually or collectively material.

Asian operations

        The key shareholder-backed Asian operation is the Taiwan life business. There was no write-off of DAC made in 2006.

        The sensitivity of the results for this operation, including the potential effect on write-offs of deferred acquisition costs, is significant and is described above.

Pensions

        The Group applies the requirements of IAS 19, "Employee Benefits" to its defined benefit pension schemes. Due to the inclusion of actuarial gains and losses in the income statement rather than being recognized directly in equity, the results of the Group are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments and changes in mortality assumptions.

        The economic participation in the surplus or deficits attaching to the main Prudential Staff Pension Scheme (PSPS) and the smaller Scottish Amicable Pension Scheme (SAPS) are shared between the PAC with-profits sub-fund (WPSF) and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment.

        In the case of PSPS, movements in the apportionment of the surplus or deficit for PSPS between the WPSF and shareholders' funds in the year ended 2006 reflects the 70/30 ratio application to movements in the carrying value of assets and liabilities at December 31, 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees.

        For SAPS the ratio is estimated to be 50/50 between the WPSF and shareholders' funds.

        The table below shows the sensitivity of the PSPS liabilities of £4,607 million at December 31, 2006 to changes in discount rates, inflation rates and mortality assumptions.

Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.2% to 5.0%	Increase scheme liabilities by 3.6%
Discount rate	Increase by 0.2% from 5.2% to 5.4%	Decrease scheme liabilities by 3.4%
Rate of inflation	Decrease by 0.2% from 3.0% to 2.8%	Decrease scheme liabilities by 1.3% with consequent reduction in salary increases
Mortality rates	Reduce rates from 100% of table to 95%	Increase liabilities by 1.2%

Deferred tax

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved. The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets.

Goodwill

        Goodwill impairment testing requires the exercise of judgment by management as to prospective future cash flows.

Other features of IFRS accounting that are of particular significance to an understanding of Prudential's IFRS results

        The other features that are of significance relate to the timing of adoption of certain IFRS standards and their consequential impact upon the financial statements; the accounting for UK with-profits funds; and the presentation of certain items in the financial statements.

Insurance contract accounting

        With the exception of investment contracts without discretionary participation features, the Group's life assurance contracts are classified as insurance contracts and investment contracts with discretionary participating features. As permitted by IFRS 4, assets and liabilities of these contracts (see below) are accounted for under previously applied GAAP. Accordingly, except as described below, the modified statutory basis (MSB) of reporting as set out in the revised Statement of Recommended Practice (SORP) issued by the ABI in November 2003 has been applied.

        From January 1, 2005 the Group has chosen to improve its accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, "Life Assurance". Under this standard, the main accounting changes that were required for UK with-profits funds were:

  •
  derecognition of deferred acquisition costs and related deferred tax; and

  •
  replacement of MSB liabilities with adjusted realistic basis liabilities.

        The primary effect of these changes was to fundamentally alter the basis of accounting and carrying value of deferred acquisition costs and the reported level of unallocated surplus of with-profits funds from January 1, 2005.

        Under IFRS, unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds and the Group has opted to account for it wholly as a liability with no allocation to equity. This treatment reflects the fact that shareholders' participation in the cost of bonuses arises only on distribution. As a consequence of this accounting treatment, shareholder profits on with-profits business continue to reflect the one-ninth cost of declared bonus.

        For Jackson, applying the MSB as applicable to overseas operations, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For Asian operations the local GAAP is applied with adjustments, where necessary, to comply with IFRS. For Asian operations in countries where local GAAP is not well established and in which the business written is primarily non-participating business, US GAAP is used as the most appropriate proxy to local GAAP.

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, options and guarantees are valued on a market consistent basis. For other operations a market consistent basis is not applied.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        Under IAS 39, derivatives are required to be carried at fair value. Unless hedge accounting is applied, value movements on derivatives are recognized in the income statement.

        For derivative instruments of Jackson, the Group has considered at length whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

  •
  IAS 39 hedging criteria has been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;

  •
  the high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions for specific transactions;

  •
  the difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson's derivative book;

  •
  the complexity of asset and liability matching of US life insurers such as those with Jackson's product range; and finally

  •
  whether it is possible or desirable, without an unacceptable level of costs and restraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

        In this regard, the issues surrounding the IAS 39 application are very similar to those considered by other US life insurers when the US financial reporting standard FAS 133 was first applied for US GAAP reporting. Taking account of these considerations the Group has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39 by completely reconfiguring the structure of Jackson's derivative book. As a result of this decision, the total income statement results are more volatile as the movements in the value of Jackson's derivatives are reflected within it.

        Under IAS 39, unless carried at amortized cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. The Group has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale with value movements being recorded as movements within shareholders' equity.

Accounting for with-profits business

        For with-profits business (including non-participating business of Prudential Annuities Limited which is owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognized in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profits for with-profits business and shareholders' funds would not be affected by adjustments to liabilities. This is because the income statements solely reflect one-ninth of the cost of bonuses declared for with-profits policies for the year.

        Adjustments to the long-term business provision for the PAC with-profits fund would normally reflect changes that have also been reflected in the annual regulatory returns submitted to the FSA. Except to the extent of any second order effects on other elements of the regulatory returns, such changes can be expected to have a consequent effect on the excess of assets over liabilities of the fund for the purposes of solvency calculations, and the related free asset ratio which is an indicator of the overall financial strength of the fund. Similar principles apply to the Group's Asian with-profits business.

Profits Recognition

        As outlined in "—Analysis by Business Segment and Geographic Region—United Kingdom—Basis of Profits" below, Prudential's results include an annual profit distribution to shareholders from long-term with-profits funds that represents an amount of up to one-ninth of the value of that year's bonus declarations to policyholders. The distribution corresponds directly to the post-tax basis profit for with-profits business. The boards of directors of the subsidiary companies that have with-profits operations, using actuarial advice, determine the amount of annual and final bonuses to be declared each year on each group of contracts.

Unallocated surplus

        As discussed above, the unallocated surplus represents the excess of assets over policyholder liabilities of the Group's with-profits funds. The annual excess or shortfall of income over expenditure of the with-profits funds after declaration and attribution of the cost of bonuses to policyholders and shareholders is transferred to, or from, the unallocated surplus through a charge or credit to the income statement. The balance is determined after full provision for deferred tax on unrealized appreciation of investments.

        Changes to the level of the unallocated surplus do not directly impact shareholders' results or funds. After allowing for differences in the basis of preparation of the financial statements and UK regulatory returns, movements in the level of the unallocated surplus are broadly indicative of movements in the excess of regulatory basis assets over liabilities of the fund. In turn, movements in this excess as a proportion of liabilities are indicative of changes in the financial strength of the fund. Differences in the basis of preparation of financial statements and UK regulatory returns arise principally from the treatment of certain regulatory basis liabilities, such as mismatching reserves (that are accounted for as reserves within the unallocated surplus), recognition of deferred acquisition costs in the financial statements, and asset valuation differences and admissibility deductions reflected in the regulatory returns.

Fair Value of Assets

        Changes in the fair value of assets of Prudential's long-term with-profits funds will primarily be reflected in the excess of assets over liabilities recorded as the unallocated surplus. Shareholders' profits from with-profits business and shareholders' funds are not directly impacted by movements in the fair values of the assets. However, current investment performance is a factor that is taken into account in the setting of the annual declaration of bonuses which, in turn, affects UK shareholder profits to the extent of one-ninth of the cost of bonus.

        Changes in the fair value of assets of unit-linked (separate account) funds are normally accompanied by a matching change in unit-linked business liabilities that is also recognized in the income statement.

Investment Returns

        For with-profits business, investment returns together with other income and expenditure are recorded within the income statement. However, the difference between net income of the fund and the cost of bonuses and related statutory transfers is reflected in an amount transferred to or from the unallocated surplus within the income statement. Except to the extent of current investment returns being taken into account in the setting of bonus policy, the investment returns of with-profits fund in a particular year do not affect shareholder profits or with-profits funds.

Presentation of results before tax

        The total tax charge for the Group reflects tax that in addition to relating to shareholders' profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders the Group has chosen to adopt an income statement presentation of the tax charge and pre-tax results that delineates between policyholder and shareholder components.

Overview of Consolidated Results

        The following table shows Prudential's IFRS consolidated total profit for the periods indicated.

	Six Months Ended June 30,
	2007	2006
	(In £ Millions)
Total revenue, net of reinsurance	17,247	14,016
Total charges	(16,521)	(13,117)

Profit before tax*	726	899
Tax attributable to policyholders' returns	2	(162)

Profit before tax attributable to shareholders	728	737
Tax expense	(251)	(415)
Less: tax attributable to policyholders' returns	(2)	162
Tax attributable to shareholders' profits	(253)	(253)

Profit from continuing operations after tax	475	484
Discontinued operations (net of tax)	241	(34)

Profit for the period	716	450

*
Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

Basis of preparation of overview

        Under IFRS, the pre-tax GAAP measure of profits is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. First, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Second, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that this circular feature is specific to with-profits funds in the UK, and other similarly structured overseas funds, and should be distinguished from other products, which are referred to as "with-profits" and the general accounting treatment of premium or other policy taxes.

        Accordingly, Prudential has chosen to explain its consolidated results by reference to profits for the period, reflecting profit after tax for continuing and discontinued operations. In explaining movements in profit for the period, reference is made to trends in profit before shareholder tax and the shareholder tax charge.

Profit for the period

        Profit for the first half of 2007 was £716 million compared with £450 million in the first half of 2006. This £266 million increase reflects a slight decrease in the profit from continuing operations after tax of £9 million, moving from £484 million to £475 million and an increase of £275 million in the net of tax result for discontinued operations, from a loss of £34 million to a profit of £241 million.

        The £9 million decrease in profit from continuing operations after tax reflects the decline in profits before tax attributable to shareholders, which fell from £737 million in the first half of 2006 to £728 million in the first half of 2007, with the tax charge attributable to shareholders remaining consistent between the first half of 2006 and the first half of 2007 at £253 million.

        The slight decline in the profit before tax attributable to shareholders primarily reflects a £103 million increase in underlying profits which has been offset by a £15 million decline in short-term value movements on financial instruments and £97 million reduction in the level of actuarial gains and losses on the Group's defined benefit pension schemes. The reduction in gains on the defined benefit pension schemes resulted from a decrease in the value of corporate and government bonds and a less significant increase in discount rates for the first half of 2007 against the comparative period.

        The effective tax rate for the first half of 2007 was 35 per cent which compares with an effective tax rate of 34 per cent for the first half of 2006.

        Discontinued operations in the first half of 2006 and 2007 relate entirely to the sale of Egg Banking plc, Prudential's UK banking business, on May 1, 2007.

Analysis by Business Segment and Geographic Region

        The Group's reportable segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. The Group's business segments are long-term business and broker dealer and fund management, whilst its geographical segments comprise the territories in which the Group conducts business, which are the United Kingdom, the United States and Asia. The Group sold Egg Banking plc, its UK banking business, in the first half of 2007.

        The following table shows Prudential's IFRS consolidated total profit for the periods indicated split by business segment and geographic region. The accounting policies applied to the segments below are the same as those used in the Group's consolidated accounts.

        Total profit for the period reflecting profit after tax for continuing and discontinued operations:

	Six Months Ended June 30, 2007
	UK	US	Asia	Total
	(In £ Millions)
Long-term business	139	185	26	350
Broker-dealer and fund management	116	4	27	147
Unallocated corporate	(22)	—	—	(22)

Total profit from continuing operations	233	189	53	475
Discontinued operations	241	—	—	241

Total profit for the period	474	189	53	716

	Six Months Ended June 30, 2006
	UK	US	Asia	Total
	(In £ Millions)
Long-term business	101	215	16	332
Broker-dealer and fund management	96	3	17	116
Unallocated corporate	36	—	—	36

Total profit from continuing operations	233	218	33	484
Discontinued operations	(34)	—	—	(34)

Total profit for the period	199	218	33	450

Profit from Long-term business operations

        Total profit from long-term business in the first half of 2007 was £350 million compared to £332 million in the first half of 2006. All of the profits from long-term business in the first half of 2007 and 2006 were from continuing operations.

        The increase in profit after tax for long-term business operations from continuing operations in the first half of 2007 reflects a 4 per cent increase in profit before shareholder tax, moving from £520 million in the first half of 2006 to £542 million in the first half of 2007, and a 3 per cent increase in the shareholder tax charge, from £188 million in the first half of 2006 to £192 million in the first half of 2007.

        The increase in profit before tax attributable to shareholders of £22 million in the first half of 2007 compared to the first half of 2006 primarily reflects an increase in underlying profits of the long-term business and reduction of UK restructuring costs, partially offset by a lower level of short-term value increases on financial instruments.

        The effective shareholder tax rate on profits from long-term business operations decreased from 36 per cent in the first half of 2006 to 35 per cent in the first half of 2007. The effective tax rates in 2007 were broadly in line with those expected except for some Asian operations where there is a restriction on the ability to recognize deferred tax assets on regulatory basis losses.

        In order to understand how Prudential's results are derived it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environment in which Prudential operates.

United Kingdom

Basis of profits

        Prudential's results comprise an annual profit distribution to shareholders from its UK long-term with-profits fund, hereafter referred to as the with-profits fund, as well as profits from its other businesses. For most of Prudential's operations, other than its UK long-term insurance businesses, the IFRS basis of accounting matches items of income and related expenditure within the same accounting period. This is achieved through the deferral of acquisition costs and application of the accruals concept.

With-profits products

        For Prudential's UK long-term insurance business, the primary annual contribution to shareholders' profit comes from its with-profits products. With-profits products are designed to provide policyholders with smoothed investment returns through a mix of annual and final bonuses. Shareholders' profit in respect of bonuses from with-profits products represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. The smoothing inherent in the bonus declarations provides for relatively stable annual shareholders' profit from this business.

Bonus rates

        The main factors that influence the determination of bonus rates are the return on the investments of the with-profits fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. The overall rate of return earned on investments and the expectation of future investment returns are the most important influences on bonus rates. The assets backing the with-profits business are predominantly invested in equities and real estate. If the financial strength of the with-profits fund were adversely affected, then a higher proportion of fixed interest or similar assets might be held by the fund.

Unallocated surplus

        Any annual excesses of premiums and investment returns over claim payments, operating expenses and the change in policyholder provisions within Prudential's with-profits fund that are not distributed in that year as bonuses and related shareholders' profit are transferred to the liability for unallocated surplus by a charge to the income statement of the with-profits fund. Any shortfall in such amounts would result in a transfer from the unallocated surplus by a credit to the income statement of the with-profits fund. Current year amounts in respect of premiums, investment returns, operating expenses and other charges or credits do not directly affect the distribution of profit to shareholders from the with-profits business in that year. Current year claims, which include final bonus payments, do have an effect on shareholders' profit through the shareholders' proportion of the value of those final bonuses.

Surplus assets and their use

        The liability for unallocated surplus comprises amounts Prudential expects to pay to policyholders in the future, the related shareholder transfers and surplus assets. These surplus assets have accumulated over many years from a variety of sources and provide the with-profits fund with working capital. This working capital permits Prudential to invest a substantial portion of the assets of the with-profits fund in equity securities and real estate, smooth investment returns to with-profits policyholders, keep its products competitive, write new business without being constrained as to cash flows in the early policy years and demonstrate solvency.

        In addition, Prudential can use surplus assets to absorb the costs of significant events, such as fundamental strategic change in its long-term business and, with the consent of the UK regulator, the cost of its pension mis-selling, without affecting the level of distributions to policyholders and shareholders. The costs of fundamental strategic change may include investment in new technology, redundancy and restructuring costs, cost overruns on new business and the funding of other appropriate long-term insurance related activities, including acquisitions.

The "SAIF" and "PAL" funds

        Prudential's with-profits fund includes the Scottish Amicable Insurance Fund (SAIF) and the wholly-owned subsidiary, Prudential Annuities Limited (PAL). All assets of the SAIF business are solely attributable to former policyholders of Scottish Amicable Life Assurance Society (predating the acquisition of Scottish Amicable by Prudential in October 1997). Since PAL is a wholly owned subsidiary of the with-profits fund, profits from this business affect shareholders' profits only to the extent that they affect the annual with-profits bonus declaration and resultant transfer to shareholders.

Comparison of total profit arising from UK long-term business

        Profit after tax from UK long-term business increased by £38 million from £101 million in the first half of 2006 to £139 million in the first half of 2007.

        The increase in profits from continuing operations after tax reflects an increase in profit before shareholder tax from £152 million in the first half of 2006 to £204 million in the first half of 2007 partially offset by an increase in the shareholder tax charge from £51 million in the first half of 2006 to £65 million in the first half of 2007.

        The increase in profit before tax attributable to shareholders of £52 million primarily reflects an increase in underlying profits of £46 million and a reduction in restructuring costs of £11 million partially offset by an adverse change in the short-term value movements on financial instruments of £5 million. The increase in the underlying profits was led by growth in profits attributable to the with-profits business, representing the continued strong investment performance of the life fund and its impact on terminal bonuses.

        The effective shareholder tax rate on profits from continuing UK long-term business operations decreased from 34 per cent in the first half of 2006 to 32 per cent in the first half of 2007.

United States

Basis of profits

        The profit on Jackson's business predominantly arises from spread income from interest-sensitive products, such as fixed annuities, institutional products and fee income on variable annuities. With the exception of institutional products and those term certain annuity products which do not contain significant insurance risk and which are classified as investment products under IAS 39, deposits into these products are recorded as premiums, withdrawals and surrenders and are included in benefits and claims, with the resulting net movement recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products and fees charged on these policies. While the presentation of these items differs between IFRS and US GAAP, there is no net impact on total profits.

Comparison of total profit arising from US long-term business

        Profit after tax from US long-term business decreased from £215 million in the first half of 2006 to £185 million in the first half of 2007. This decrease of £30 million reflects a decline in profit before shareholder tax from £323 million in the first half of 2006 to £278 million in the first half of 2007 and a decrease in the shareholder tax charge from £108 million to £93 million over the same periods.

        Of the £45 million decline in the first half of 2007 profit before tax attributable to shareholders, £28 million is accounted for by the effect of a weakening of the US dollar, with £34 million due to a reduction in the positive short-term value movements in the financial instruments. These were partially offset by higher fee income from the variable annuity business.

Asia

Basis of profits

        The assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of UK GAAP in this respect is permitted.

        For Asian operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. Of the more significant Asia operations, this basis is applied in Taiwan, Japan and Vietnam. For with-profits business in Hong Kong, Singapore and Malaysia the basis of profit recognition is bonus driven.

Comparison of total profit arising from Asian long-term business

        Profit after tax from Asian long-term business increased from £16 million in the first half of 2006 to £26 million in the first half of 2007. This £10 million increase largely reflects an increase in profit before shareholder tax from £45 million to £60 million and an increase in the shareholder tax charge from £29 million to £34 million over the same periods.

        The increase in profit before tax attributable to shareholders of £15 million primarily reflects a favorable change in the short-term value movements on financial instruments reflected in the income statement, partially offset by a reduction in underlying profits due to increased losses in India and, to a lesser extent, China as the Group continues to invest in building branch networks, offsetting profits from the more established operations including a particularly strong result from Taiwan.

        The effective shareholder tax rate decreased from 64 per cent in the first half of 2006 to 57 per cent in the first half of 2007. The effective tax rate is broadly in line with those expected except for some Asian operations where there is a restriction on the ability to recognize deferred tax assets on regulatory basis losses.

Profit from broker-dealer and fund management

        Total profit from broker-dealer and fund management increased from £116 million in the first half of 2006 to £147 million in the first half of 2007. This increase results primarily from strong net investment in-flows and positive market conditions leading to an improvement in profit earned from M&G's UK and European operations, from £96 million in the first half of 2006 to £116 million in the first half of 2007, and the improvement in the profits of the Asian operations, from a profit of £17 million in the first half of 2006 to a profit of £27 million in the first half of 2007. US operations increased from a profit of £3 million in the first half of 2006 to a profit of £4 million in the first half of 2007.

        The increase of £31 million in total profit largely reflects an increase of £44 million in profit before shareholder tax, from £159 million in the first half of 2006 to £203 million in the first half of 2007, and an increase in the tax charge of £13 million, from £43 million in the first half of 2006 to £56 million in the first half of 2007.

        The increase in profit before shareholder tax reflects growth in underlying profits, as explained in the additional analysis of consolidated results, reflecting the basis used by management and reported externally to UK shareholders and the financial market, favorable changes in the short-term value increases of certain financial instruments less a reduction in actuarial gains attributable to the M&G defined benefit pension scheme.

Unallocated corporate

        Total net of tax charges for unallocated corporate activity decreased by £58 million from a net gain of £36 million in the first half of 2006 to a net loss of £22 million in the first half of 2007. The change primarily reflects a £75 million before shareholder tax decrease from a net gain of £58 million in the first half of 2006 to a net loss of £17 million in the first half of 2007 offset by a decrease of £17 million in the tax charge, from £22 million in 2006 to £5 million in 2007.

        The significant movement in before shareholder tax expenditure primarily results from a decrease of £80 million in actuarial gains and losses on the Group's defined benefit pension schemes reflecting a lower level of increase in the discount rate applied to projected pension payments in the first half of 2007 in comparison to the first half of 2006. Other before shareholder tax net expenditure decreased from £126 million in the first half of 2006 to £118 million in the first half of 2007 reflecting higher investment returns.

Profit from discontinued operations

        On January 29, 2007, Prudential announced that it had entered into a binding agreement to sell Egg Banking plc (Egg), Prudential's UK banking business, to Citibank Overseas Investment Corporation, a subsidiary of Citigroup Inc (Citi). On May 1, 2007, Prudential completed the sale for consideration, net of expenses, of £527 million.

Basis of profits

        The Group's discontinued operations relate entirely to the UK banking business following the sale of Egg. The profit from discontinued operations represents the trading result for the period, reflecting primarily the margin between interest income and expense, charges for impairment losses and fee and commission income, and the profit on sale, net of related taxes.

Comparison of total profit arising from discontinued operations

        The profit (loss) from discontinued operations moved from a loss of £34 million in the first half of 2006 to a profit of £241 million in the first half of 2007. The 2007 profit from discontinued operations is made up of a £49 million loss from trading incurred by Egg up until the date of disposal offset by a £290 million profit on disposal. The £34 million loss in 2006 relates solely to trading of Egg during the period.

Business Segment and Geographical Analysis by Nature of Revenue and Charges

        The following table shows Prudential's consolidated total revenue and consolidated total charges for the following periods.

	Six Months Ended June 30,
	2007	2006
	(In £ Millions)
Earned premiums, net of reinsurance	7,903	8,164
Investment income	8,250	4,918
Other income	1,094	934

Total revenue	17,247	14,016

Benefits and claims and movement in unallocated surplus of with-profits funds	(14,315)	(11,370)
Acquisition costs and other operating expenditure	(2,118)	(1,658)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(88)	(89)

Total charges	(16,521)	(13,117)

Profit before tax*	726	899
Tax attributable to policyholders' returns	2	(162)

Profit before tax attributable to shareholders	728	737
Tax attributable to shareholders' profits	(253)	(253)

Profit from continuing operations after tax	475	484
Discontinued operations (net of tax)	241	(34)

Total profit	716	450

*
Profits before tax represent income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

Earned premiums

	2007	2006
	(In £ Millions)
Long-term business:
UK Operations	2,789	3,771
US Operations	2,877	2,639
Asian Operations	2,237	1,754

Total	7,903	8,164

        Earned premiums, net of reinsurance, for long-term business totaled £7,903 million in the first half of 2007 compared to £8,164 million in the first half of 2006. The reduction of £261 million for the first half of 2007 is driven by a reduction of £982 million in the UK operations partially offset by increases of £238 million in the US and £483 million in the Asian operations.

a)    United Kingdom

        Earned premiums for UK operations decreased from £3,771 million in the first half of 2006 to £2,789 million in the first half of 2007. During the first half of 2007 prudential UK pursued its retirement led strategy, focusing on profitable opportunities in its chosen product areas and distribution channels, and declining to write low margin or low persistency business. Retail sales grew in the first half of 2007, with momentum particularly strong in individual annuities where Prudential benefits from significant and recurring internal flows of maturing pensions as well as flows from both new and existing partnerships. UK operations increased sales of retail retirement products but these were more than offset primarily by a decline in wholesale annuities leading to the overall reduction of £982 million between the first half of 2006 and 2007.

        The reduction in earned premiums from wholesale annuities largely relates to the inclusion in the first half of 2006 of a back-book transaction, namely the acquisition of a portfolio of in-payment pension annuities from Royal London.

b)    United States

        Earned premiums from insurance contracts increased by 9 per cent from £2,639 million in the first half of 2006 to £2,877 million in the first half of 2007.

        This increase was predominantly due to continued growth in variable annuity sales in the first half of 2007. Prudential believes that Jackson's strong sales of variable annuities reflect its distinct competitive advantages of an innovative product offering, a relationship driven distribution model, award-winning service as well as an efficient and flexible technology platform.

        The increase in the variable annuity sales more than offset a reduction in sales of both fixed annuities and fixed index annuities. Entry spreads for fixed annuities continued to be challenging during the first half of 2007, which limited the attractiveness of the market to Prudential, whilst fixed index annuity sales continued to be impacted by the uncertain regulatory environment in the US.

c)    Asia

        Earned premiums in the first half of 2007 and 2006 were £2,237 million and £1,754 million, respectively, an increase of 28 per cent.

        The pace of growth increased in the first half of 2007, delivering strong, broad based and profitable growth from its Asian life operations through a combination of multi-channel distribution, innovative product design and insightful marketing.

        Growth across the region continues to be strong, with Taiwan, Indonesia, Hong Kong, Japan and the joint ventures in the large growth markets of India and China being highest. Prudential's other markets of the Philippines, Thailand, Vietnam, Singapore, Korea and Malaysia also collectively grew. A key driver of the new business growth in the first half was the launch of a new variable annuity product and a successful launch of a retirement planning initiative in Taiwan, replicating the success of the initiatives in Hong Kong and Korea.

Investment income

	Six Months Ended June 30,
	2007	2006
	(In £ Millions)
UK Operations	5,416	3,431
US Operations	1,776	1,267
Asian Operations	1,058	220

Total	8,250	4,918

        Investment income consists of interest income, dividends and realized and unrealized gains and losses on investments designated at fair value through profit and loss.

a)    United Kingdom

        In the UK, investment income increased by £1,985 million from £3,431 million in the first half of 2006 to £5,416 million in the first half of 2007 split between increases of £2,048 million in net unrealized gains (losses) and £137 million in interest income and dividends offset partially by a decrease of £200 million in net realized gains. The investment income for UK operations largely represents the return on the assets supporting the with-profits fund. During the first six months of 2007, the performance of the with-profits fund benefited from its exposure to strongly performing equity markets around the world at the expense of global bond markets, returning 5.8 per cent gross compared with a 4.2 per cent for the same period in 2006.

b)    United States

        In the US, investment income increased from £1,267 million in the first half of 2006 to £1,776 million in the first half of 2007. The £509 million increase in investment income is due primarily to a growth in interest and dividends of £568 million partially offset by a reduction in realized gains (losses) of £66 million.

c)    Asia

        In Asia, investment income has increased from £220 million in the first half of 2006 to £1,058 million in the first half of 2007 driven by an increase in unrealized gains on investments of £585 million and realized gains (losses) of £208 million.

Benefits and claims and movement in unallocated surplus of with-profits funds

	Six Months Ended June 30,
	2007	2006
	(In £ Millions)
Long-term business:
UK Operations	(7,385)	(6,531)
US Operations	(4,162)	(3,294)
Asian Operations	(2,768)	(1,545)

Total	(14,315)	(11,370)

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

        Total benefits and claims and movement in unallocated surplus of with-profits funds increased by £2,945 million in the first half of 2007 to £14,315 million, compared to £11,370 million in the first half of 2006.

a)    United Kingdom

        Overall benefits, claims and the transfer to unallocated surplus increased from £6,531 million in the first half of 2006 to £7,385 million in the first half of 2007. For unit-linked and similar products, there is a direct relationship between policyholder benefits and asset returns on the attached pool of assets, and so in effect the charge for benefits and claims reflects the investment return credited to policyholder balances. Therefore, due to the increased market returns in the first half of 2007 compared to the first half of 2006 there was an increase in the charge for the period. The first half 2006 benefits and claims included an increase in reserves relating to the Royal London in-force annuity book transaction.

        Similarly, there is a close correlation between the level of increase or decrease in the values of assets of the funds and the level of a combined charge for benefits and movement on unallocated surplus. With gross market returns of 5.8 per cent on the with-profits fund in the first half of 2007 compared to 4.2 per cent for the first half of 2006, there is an attendant increase in the charge to the income statement.

b)    United States

        In the first half of 2007, the accounting charge for benefits and claims increased by 26 per cent to £4,162 million over the same period in the prior year.

        The change reflects underlying movements in claims, benefits and maturities for contracts classified as insurance products under IFRS 4.

c)    Asia

        In the first half of 2007, benefits and claims and movement in unallocated surplus of with-profits funds totaled £2,768 million, up 79 per cent on £1,545 million in the first half of 2006. The proportion of linked business for Asian operations remains high at 72 per cent and as has been detailed above, there is a direct relationship between policyholder benefits and asset returns on the related pool of assets. As a result the increased market returns in the first half of 2007 compared to 2006 have led to an increase in the charge for the period.

Acquisition costs and other operating expenditure

	Six Months Ended June 30,
	2007	2006
	(In £ Millions)
UK Operations	(1,244)	(806)
US Operations	(365)	(424)
Asian Operations	(509)	(428)

Total	(2,118)	(1,658)

        Total acquisition costs and other operating expenditure of £2,118 million in the first half of 2007 were 28 per cent higher than the £1,658 million incurred in the first half of 2006.

a)    United Kingdom

        Total UK acquisition costs and other operating expenditure in the first half of 2007 were £1,244 million compared to £806 million in the first half of 2006. The increase of £438 million in the first half of 2007 relates to an increase in operating expenses from £530 million to £1,177 million partially offset by a decrease in acquisition costs incurred from £276 million in the first half of 2006 to £67 million in the first half of 2007. The increase in operating expenses of £647 million is largely due to the £277 million reduction of actuarial gains on the Group's defined benefit pension schemes recognized in the first half of 2007 against the first half of 2006 (of which £181 million was attributable to the PAC with-profits funds), reflecting a lower increase in the discount rate applied to projected pension schemes in the first half of 2007 compared to 2006, and a £231 million increase in the charge for investment gains relating to external unit holders following the increase in overall returns for the first half of 2007 in the consolidated funds.

b)    United States

        Acquisition costs and other operating expenditure of £365 million in the first half of 2007 were 14 per cent lower than expenses of £424 million in the first half of 2006. This decrease predominantly relates to foreign exchange movements and a reduction in interest payable.

c)    Asia

        Total Asian acquisition costs and other operating expenditure in the first half of 2007 were £509 million, an increase of £81 million compared to £428 million for the first half of 2006. This increase reflects a rise in acquisition costs incurred, from £211 million in the first half of 2006 to £264 million in the first half of 2007, and a general increase in operating expenses from £217 million in the first half of 2006 to £245 million in the first half of 2007.

Additional analysis of consolidated results reflecting the basis used by management and reported externally to UK shareholders and the UK financial market

        For many years, the assessment of performance by management has been, and continues to be, applied to profit before shareholder tax by analysis of the result between operating profit based on longer-term investment returns and other reconciling items. The focus on profit before shareholder tax, rather than profit before policyholder and shareholder tax, reflects the shareholders' interests in surpluses as they arise and the regulatory basis of ring-fenced long-term funds in the UK. In particular, taxes borne by policyholders of with-profits contracts are borne by the liability for unallocated surplus of with-profits funds.

        Operating profit based on longer-term investment returns continues to be the basis applied by the Group for internal performance assessment and a fundamental element of the analysis provided to shareholders and the UK stock market. The analysis that follows reflects information published with the Group's interim results on August 1, 2007.

Reconciliation of total profit by business segment and geography to underlying performance measure

        A reconciliation of profit before tax (including tax attributable to policyholders' returns) to profit before tax attributable to shareholders and profit for the period is shown below.

	Six Months Ended June 30,
	2007	2006
	(In £ Millions)
Profit before tax	726	899
Tax attributable to policyholders' returns	2	(162)

Profit before tax attributable to shareholders	728	737
Tax expense	(251)	(415)
Less: tax attributable to policyholders' returns	(2)	162
Tax attributable to shareholders' profits	(253)	(253)

Profit from continuing operations after tax	475	484
Discontinued operations (net of tax)	241	(34)

Profit for the period	716	450

        A reconciliation of profit before shareholder tax to operating profit based on longer-term investment returns is provided below:

	Six Months Ended June 30,
	2007	2006
	(In £ Millions)
Performance measure: operating profit from continuing operations based on longer-term investments returns (i)	601	498
Short-term fluctuations in investment returns on shareholder-backed business (ii)	24	39
Shareholders' share in actuarial gains and losses on defined benefit pension schemes (iii)	103	200

Profit from continuing operations before tax attributable to shareholders	728	737

Notes:

(i)
Operating profit based on longer-term investment returns

        Operating profit based on longer-term investment returns is a supplemental measure of results. For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on expected long-term rates of return. The long-term rates of return are intended to reflect historical real rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The significant operations that require adjustment for the difference between actual and longer-term investment returns are the US operations and certain businesses of the Group's Asian operations. The amounts included in operating results for long-term returns for debt securities incorporate a risk margin reserve based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related realized gains and losses to the date when sold bonds would otherwise have matured.

(ii)
Short-term fluctuations in investment returns on shareholder-backed business

        The fluctuations arise as follows:

	Six Months Ended June 30,
	2007	2006
	(In £ Millions)
US operations:
Movements in market value of derivatives (other than equity-based) used for economic hedging purposes	36	93
Actual less longer-term investment returns for other items	25	9
Asian operations	(10)	(36)
Other operations	(27)	(27)

	24	39

(iii)    Shareholders' share in actuarial gains and losses on defined benefit pension schemes

	Six Months Ended June 30,
	2007	2006
	(In £ Millions)
Actuarial gains and losses:
Actual less expected return on scheme assets(a)	(178)	(57)
Experience losses (gains) on liabilities	(8)	0
Gains on changes of assumptions for scheme liabilities(b)	462	611
	276	554
Less: amount attributable to the PAC with-profits fund	(173)	(354)

Total	103	200

(a)
The expected rate of return applied for the first half of 2007 was 5.9%. The shortfall of actual investment returns against expected returns in half year 2007 was due to the decrease in the value of corporate and government bonds which more than offset the increase in the value of equity and property holdings of the schemes.

(b)
The gains on changes of assumptions for scheme liabilities primarily reflect movements in yields on good quality corporate bonds. These yields are used to discount the projected pension scheme benefit payments.

The discount rates applied for the Group's UK defined benefit schemes, and reflected in the gains and losses shown above, are as follows:

June 30, 2007	5.8%
December 31, 2006	5.2%
June 30, 2006	5.5%
December 31, 2005	4.8%

        The Group uses a performance measure of operating profit based on longer-term investment returns, excluding actuarial gains and losses on defined benefit pension schemes. The directors believe that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of the Group's results has been provided to UK shareholders and the UK financial market for some years under long standing conventions for reporting by proprietary UK life assurers.

        Longer-term investment returns included within the performance measure are determined by reference to expected long-term rates of return. These are intended to reflect historical rates of return on assets and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The overriding reason for distinguishing longer-term investment returns from short-term fluctuations is that the investments are generally held for the longer-term to back long duration insurance contract liabilities and solvency capital rather than for short-term trading purposes.

        Furthermore, the income statement recognition of investment appreciation, short-term value movements on derivatives, and the charge for the policyholder benefits under IFRS 4 give rise to accounting mismatches that are not representative of the underlying economic position.

        Actuarial gains and losses on defined benefit pension schemes principally reflect short-term value movements on scheme assets and the effects of changes in actuarial assumptions. Under the Group's accounting policies these items are recorded within the income statement, rather than through other comprehensive income, solely due to the interaction of the Group's approach to adoption of IFRS 4 for with-profits funds and the requirements of IAS 19. In analyzing profit before shareholder tax the separate identification of these gains and losses is analogous to the more normal treatment of inclusion as a movement on other comprehensive income i.e. not within profit for the period.

        The following tables reconcile "operating profit based on longer-term investment returns", the Group's performance measure, to "profit before shareholder tax attributable to shareholders", the Group's reported performance within the consolidated IFRS income statement, by business segment and geography.

	Six Months Ended June 30, 2007
	UK	US	Asia	Total
	(In £ Millions)
Long-term business:
Performance measure: Operating profit based on longer-term investment returns	251	218	70	539
Short-term fluctuations in investment returns	(47)	60	(10)	3
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: Profit before tax attributable to shareholders	204	278	60	542
Broker-dealer and fund management:
Performance measure: Operating profit based on longer-term investment returns	140	7	33	180
Short-term fluctuations in investment returns	7	1	—	8
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	15	—	—	15

Reported performance: Profit before tax attributable to shareholders	162	8	33	203
Unallocated corporate:
Performance measure: Operating profit based on longer-term investment returns	(118)	—	—	(118)
Short-term fluctuations in investment returns	13	—	—	13
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	88	—	—	88

Reported performance: Profit before tax attributable to shareholders	(17)	—	—	(17)
Total:
Performance measure: Operating profit based on longer-term investment returns	273	225	103	601
Short-term fluctuations in investment returns	(27)	61	(10)	24
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	103	—	—	103

Reported performance: Profit before tax attributable to shareholders	349	286	93	728

	Six Months Ended June 30, 2006
	UK	US	Asia	Total
	(In £ Millions)
Long-term business:
Performance measure: Operating profit based on longer-term investment returns	194	223	81	498
Short-term fluctuations in investment returns	(42)	100	(36)	22
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: Profit before tax attributable to shareholders	152	323	45	520
Broker-dealer and fund management:
Performance measure: Operating profit based on longer-term investment returns	100	4	22	126
Short-term fluctuations in investment returns	(1)	2	—	1
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	32	—	—	32

Reported performance: Profit before tax attributable to shareholders	131	6	22	159
Unallocated corporate:
Performance measure: Operating profit based on longer-term investment returns	(126)	—	—	(126)
Short-term fluctuations in investment returns	16	—	—	16
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	168	—	—	168

Reported performance: Profit before tax attributable to shareholders	58	—	—	58
Total:
Performance measure: Operating profit based on longer-term investment returns	168	227	103	498
Short-term fluctuations in investment returns	(27)	102	(36)	39
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	200	—	—	200

Reported performance: Profit before tax attributable to shareholders	341	329	67	737

Group operating profit based on longer-term investment returns

        In the first half of 2007, Group operating profit based on longer-term investment returns from continuing operations was £601 million compared to £498 million in the first half of 2006, an increase of 21 per cent.

Long-term business

        In the United Kingdom, the operating profit based on longer-term investment returns increased 29 per cent to £251 million in the first half of 2007. This reflects a 15 per cent increase in profits attributable to the with-profits business to £195 million, representing the continued strong investment performance of the life fund and its impact on terminal bonuses. The first half of 2006 included a deduction of £11 million in respect of restructuring costs incurred as part of the cost saving program and by the end of 2007 the Group believes the initiatives will be in place to deliver the expected initial £115 million of annual savings.

        In the United States, operating profit based on longer-term investment returns was £218 million in the first half of 2007, down 2 per cent from £223 million in the first half of 2006. The US dollar to pounds sterling average rates were 1.97 and 1.80 for the periods ended June 30, 2007 and 2006, respectively. Excluding the impact of adverse currency movements, the operating profit based on longer-term investment returns increased by 7 per cent. The growth in the US operations long-term operating profit mainly reflects increased fee income. The fee income was driven by an increase in separate account assets held at the half year, and improved returns on these assets. Profits from the annuities spread businesses were broadly in line with the prior year and continue to represent the key contributor to the overall operating profit.

        Asia's operating profit based on longer-term investment returns for long-term business was £76 million in the first half of 2007 (before development expenses of £6 million) compared to £88 million (before development expenses of £7 million) in the first half of 2006. The fall in operating profit is due primarily to the expansion costs incurred in India to support its rapid growth. In the first half of 2007 India incurred losses of £17 million. Investment in India will continue throughout the remainder of 2007. The most significant contribution to operating profit continues to be from the established markets of Singapore, Malaysia and Hong Kong which represent £65 million of the total operating profit in 2007. There was a significant contribution from Indonesia as this operation continues to build scale, and also Taiwan. Five life operations made operating losses: China, India and Korea which are relatively new businesses rapidly building scale, Thailand, which is marginally loss making, and Japan, where Prudential continues to look for opportunities to increase the scale and profitability of its life business over the long term.

Broker-dealer and fund management

        M&G's operating profit based on longer-term investment returns in the first half of 2007 was £140 million, an increase of 40 per cent compared to the £100 million recorded for the same period in 2006, due to strong net investment inflows and positive market conditions.

        This continues M&G's strong profit growth that has seen underlying profits increase fourfold over the past five years. Profit growth in the first half was generated on the back of rising market levels, strong net inflows across the United Kingdom and international market and improved deal flow in Prudential Capital.

        In the United States, operating profit based on longer-term investment returns was up from £4 million in the first half of 2006 to £7 million in the first half of 2007. The increase was primarily due to an increase in profit from the US broker-dealer business from £3 million in the first half of 2006 to £5 million in 2007 on the back of increased product sales to £3.5 billion in the first half of 2007, an increase of 14 per cent over the prior year. In addition, there were reduced losses recorded by Curian, down to £2 million in the first half of 2007 from £3 million in the first half of 2006 as it continues to build scale in assets under management.

        Operating profit based on longer-term investment returns for the Asian fund management business increased by 50 per cent from £22 million in the first half of 2006 to £33 million in the first half of 2007 driven by strong contributions from the established markets of Hong Kong and Singapore. Hong Kong and Singapore account for 49 per cent of profit compared to 60 per cent a year ago, as newer operations such as India, Japan and Korea begin to make meaningful contributions.

Unallocated corporate

        The operating result based on longer-term investment returns changed from a net expenditure of £126 million in the first half of 2006 to £118 million in the first half of 2007. This decrease of 6 per cent in net expenditure reflected an increase in investment return and other income, with expenditure consistent between the two periods.

US GAAP Analysis

        Prudential's unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS, which differs in certain material respects from US GAAP. Information related to the nature and effect of such differences is presented in Notes K and L to Prudential's unaudited condensed consolidated interim financial statements in this document.

        The most significant difference in the results of operations between IFRS and US GAAP is the treatment of the with-profits business.

        Under IFRS, profit attributable to shareholders in respect of Prudential's with-profits business reflects up to one-ninth of the value of bonuses paid to policyholders. To the extent the annual earnings of the with-profits fund exceed policyholder bonuses and related shareholder distributions, this excess is added to the unallocated surplus by a charge to the income statement. However, to the extent the annual earnings of the with-profits fund are less than policyholder bonuses and related shareholder distributions, the shortfall is transferred from the unallocated surplus.

        Under US GAAP, the impact of pre-bonus operating results within the with-profits fund is reflected in net income in the period in which it occurs. However, 90 per cent of these results are allocated to with-profits policyholders by a charge to net income. The residual 10 per cent interest is allocated to shareholders.

        This treatment of Prudential's with-profits fund under US GAAP causes profits attributable to shareholders to be strongly influenced by annual investment returns, particularly on equities. Annual investment returns include unrealized gains and losses and, accordingly, these returns and shareholders' profits will be subject to considerable volatility in the US GAAP figures.

        Other material differences between IFRS and US GAAP results include the method of deferral and amortization of acquisition costs, accounting for real estate, revenue and claims recognition on certain investment-type contracts, the measurement of and changes in policyholder benefits, and their related deferred income tax effects.

US GAAP Critical Accounting Policies

        There are a number of differences between accounting policies under IFRS and US GAAP. The critical accounting policies under US GAAP most relevant to Prudential are set out below.

Provision for Policy Liabilities

        The concept of providing for policy liabilities is consistent with that under IFRS, in that the liabilities are estimated using actuarial methods based on assumptions about premiums, interest rates, investment returns, expenses, mortality and surrenders. However, the underlying classification of policies, reserving methodology and assumptions are different.

        For unitized with-profits life insurance and other investment-type policies, the liability is represented by the policyholders' account balances before any applicable surrender charges. Policyholder benefit liabilities for conventional with-profits life insurance and other protection-type insurance policies are developed using the net level premium method, with assumptions for interest, mortality, morbidity, withdrawals and expenses using best estimates at the date of policy issue plus provisions for adverse deviation based on group experience. When the policyholder benefit liability plus the present value of expected future gross premiums are insufficient to provide for expected future policy benefits and expenses, using current best estimate assumptions, deferred acquisition costs are written down and/or a deficiency liability is established by a charge to earnings.

        The impact of changes would depend upon whether or not the liabilities being adjusted are for with-profits business, non-participating business of PAL (which is owned by the Prudential Assurance long-term fund) or shareholder financed long-term business operations.

        For with-profits business, adjustments to liabilities and any related tax effects are recognized in the income statement. However, an amount equal to nine-tenths of the related increase or decrease in pre-bonus earnings of the with-profits fund is transferred to or from the Undistributed Policyholder Allocation. US GAAP shareholder profits are therefore only affected to the extent of one-tenth of the change in liabilities.

        This effect also applies to changes in liabilities recorded in the income statement of PAL. In addition to the extent that movements in liabilities are recorded in Other Comprehensive Income under shadow accounting in respect of unrealized gains and losses in investments to the income statement, an amount equal to nine-tenths of the movement is recognized within Other Comprehensive Income as a consequential change to the Undistributed Policyholder Allocation. Net movements on Other Comprehensive Income for this item will therefore reflect only one-tenth of the gross change.

        For shareholder-financed long-term business operations, other than for exchange translation effects, changes to policy liabilities will be directly reflected in net income.

Treatment of With-profits Business

        Under IFRS, as described in "—Analysis by Business Segment and Geographic Region—United Kingdom—Basis of Profits" the shareholders' profit in respect of with-profits business represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. As a consequence, current year amounts in respect of premiums, investment returns and operating expenses do not have an effect on the profit attributable to shareholders in that year. Consistent with this treatment, as mentioned in "—IFRS Critical Accounting Policies", amounts retained within with-profits funds are accounted for as unallocated surplus which, under the Company's basis of adopting IFRS, is accounted for as a liability.

        For US GAAP purposes, the provision for the policyholders' share of earnings on with-profits business charged to income represents 90 per cent of the current year's pre-bonus earnings, before income taxes. As a result, reported profit is directly impacted by current year amounts in respect of premiums, investment returns and operating expenses. As most investments of with-profits operations are accounted for on a trading basis, the shareholders' 10 per cent share of the pre-bonus earnings is likely to be highly volatile from period to period as a result of the fluctuations in investment markets.

Investment Classification and Returns

        All investment returns for long-term insurance business are accounted for on a trading basis except primarily for Jackson and UK annuity business (other than with-profits) which are accounted for on an available-for-sale basis. Accordingly investment returns reported in the income statement include the unrealized gains and losses of the investments accounted for on a trading basis. This reflects the fact that policyholder benefits, in particular for with-profits business, include the impact of unrealized appreciation over time through the bonus mechanism.

Impairment of Assets

        The Group conducts regular impairment reviews in respect of those investment securities held on an available-for-sale basis. The Group considers indicators, such as serious downgrades in credit ratings, breach of covenants or failure to make interest payments, that may suggest that interest and principal may not be paid in full. Any impairment losses that are not considered temporary are recognized in the income statement. In assessing the fair value for impairment testing purposes where third party information is not available, the Group performs alternative valuation techniques, including discounted cash flow analysis, option-adjusted spread models, and enterprise valuation.

        Among the factors considered is whether the decline in fair value results from a change in the quality of the security itself, or from a downward movement in the market as a whole, and the likelihood of recovering the carrying value based on the current and short term prospects of the issuer. Unrealized losses that are considered to be primarily the result of market conditions, such as increasing interest rates, unusual market volatility or industry-related events, and where the Group also believes there exists a reasonable expectation for recovery and, furthermore, it has the intent and ability to hold the investment until maturity or the market recovers, are usually determined to be temporary.

Deferred Acquisition Costs

        Commissions, sales force direct costs and costs associated with policy issue and underwriting that vary with and are primarily related to the production of new and renewal contracts are deferred. Deferred acquisition costs are regularly evaluated for recoverability and amounts determined not to be recoverable are charged to income. Deferred acquisition costs for conventional with-profits life insurance and other protection-type insurance policies are amortized in relation to premium income using assumptions consistent with those used in computing policyholder benefit provisions. Deferred acquisition costs for unitized with-profits life insurance and investment-type policies are amortized in relation to expected gross profits. Expected gross profits are evaluated regularly against actual experience and revised estimates of future gross profits and amortization are adjusted for the effect of any changes.

        Deferred acquisition costs associated with internally replaced policies are written off in the year replacement occurs and the incremental commissions and selling costs of the replacement contract are capitalized and amortized over the life of the replacement policy. The Group adopted SOP 05-1 "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" on January 1, 2007. SOP 05-1 sets out conditions to determine whether contract modifications are considered as internal replacements and result in a replacement contract that is substantially changed from the replaced contract. SOP 05-1 requires un-amortized deferred acquisition costs, unearned revenue liabilities and deferred sales inducement assets from replaced contract in an internal replacement transaction that results in substantially changed contracts not to be deferred in connection with the replacement contracts.

        The deferral and amortization of deferred acquisition costs is of most relevance to the Group's reported profits for shareholder financed long-term business operations, principally Jackson in the United States. For shareholder financed long-term business operations, the full accounting impact of deferring and amortizing deferred acquisition costs is taken to net income. In the first half of 2007 and 2006, the amortization of deferred acquisition costs were at expected levels and no significant deferred acquisition cost asset impairments were recorded in any of the periods.

        For with-profits funds, the shareholder impact of the accounting policy for acquisition costs is limited to 10 per cent of the direct income statement and balance sheet effect due to 90 per cent of the excess of US GAAP basis assets (including deferred acquisition costs) over liabilities in the funds being allocated to the Undistributed Policyholder Allocation. Accordingly, after this allocation, income before tax includes effectively only 10 per cent of the amortization of deferred acquisition costs and shareholders' equity includes effectively only a 10 per cent shareholder interest in the balance sheet carrying value of deferred acquisition costs.

Deferred Income Tax

        Deferred taxes are provided under the liability method for all temporary differences except for undistributed earnings of foreign subsidiaries that are not expected to be remitted for an indefinite period. Deferred tax assets are recognized subject to adjustment for valuation allowances when it is more likely than not that the underlying tax benefit will not be realized.

        In the United Kingdom the taxation regime applies separate rules to trading and capital profits and losses. The distinction between timing differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets under IAS 12 "Income Taxes" and similarly under FAS 109 "Accounting for Income Taxes".

        For the first half of 2007 results and balance sheet position at June 30, 2007, a potential deferred tax asset of £123 million, which may arise from trading losses of approximately £371 million, is sufficiently uncertain that it has not been recognized.

Derivative Financial Instruments

        Under US GAAP, derivative financial instruments may only be accounted for as hedges where they are appropriately documented and comply with the strict criteria as required by FAS 133 "Accounting for Derivative Instruments and Hedging Activities". Derivative financial instruments held by the Group's with-profits operations are generally entered into for the purposes of efficient portfolio management rather than as hedges. Consistent with the accounting treatment of other investment assets of with-profits funds, the movements in the fair value of derivative financial instruments are recognized in the income statement with shareholders' net income reflecting, as part of the 10 per cent of pre-bonus earnings of the fund, 10 per cent of the movement in the values of the derivative instruments.

        For the Group's shareholder financed long-term business operations, principally Jackson, which accounts for investments under FAS 115 "Accounting for Certain Investments in Debt and Equity Securities" on an available-for-sale basis, the impact of temporary movements in the values of these investments are recorded within Other Comprehensive Income. However, although Jackson uses derivatives (primarily interest rate swaps) to hedge certain risks in conjunction with its asset/liability program, it has elected not to incur the costs of restructuring its derivative contracts, segregating investment portfolios and adding the systems personnel required to qualify for hedge accounting treatment on an ongoing basis. Accordingly, value movements on its derivative financial instruments are recognized in income while the largely offsetting change in fair value of hedged investments are reflected in other comprehensive income in the balance sheet as unrealized gains and losses.

Scottish Amicable Insurance Fund (SAIF)

        The SAIF sub-fund is a ring-fenced sub-fund of Prudential Assurance's long-term fund that was formed following the acquisition of the mutual Scottish Amicable Life Assurance Society in 1997. No new business may be written in SAIF, although regular premiums are still being paid on policies that were in force at the time of acquisition and "top-ups" are permitted on these policies. This fund is solely for the benefit of those Scottish Amicable Life Assurance Society policyholders whose policies were transferred to SAIF. All investments held by the SAIF sub-fund and all future earnings arising in the fund are to be equitably distributed to qualifying SAIF policyholders over the lifetime of these policies. Shareholders have no interests in the profits of this fund, although they are entitled to the management fees paid on this business.

        For IFRS purposes, no effect on shareholders' equity is recorded for SAIF, reflecting the sole interests of policyholders in the performance of the fund. Under US GAAP, SAIF does not qualify for separate account treatment under SOP 03-1 "Accounting and Reporting by Insurance Enterprises for Certain Non traditional Long Duration Contracts and for Separate Accounts" which was adopted in 2004. All of SAIF's assets and liabilities are recorded under the general accounts under US GAAP. Except for real estate, all SAIF's assets are recorded at fair value. Real estate is valued at depreciated historic cost.

Changes in Net Income on Application of US GAAP

        The following table analyzes the adjustments to consolidated net income in accordance with IFRS on application of US GAAP for the operations and periods indicated.

	Six Months Ended June 30,
	2007	2006
	(In £ Millions)
Consolidated profit for the period in accordance with IFRS	716	450
Consolidated profit attributable to minority interests in accordance with IFRS	(1)	(1)

Consolidated profit attributable to equity holders of the Company in accordance with IFRS	715	449
US GAAP adjustments:
With-profits funds	406	135
Other operations	(388)	(231)

	18	(96)

Consolidated net income in accordance with US GAAP	733	353

Comprising:
Net income from continuing operations after minority interests	651	383
Net income (loss) from discontinued operations including profit on disposal	82	(31)
Cumulative effect of change in accounting principle	—	1

	733	353

        On a US GAAP basis, a consolidated net income of £733 million was recorded in the first half of 2007 compared to consolidated net income of £353 million reported in the first half of 2006. Consolidated net income on a US GAAP basis for the first half of 2007 was £18 million higher than consolidated profit under IFRS. For the first half of 2006, US GAAP consolidated net income was £96 million lower than consolidated profit under IFRS.

        The US GAAP adjustments to IFRS consolidated net income in respect of the with-profits funds resulted in an increase of £406 million in the first half of 2007 and an increase of £135 million in the first half of 2006. The table below analyzes the shareholders' 10 per cent interest in the adjustments to the with-profits funds' results, as reflected above.

	Six Months Ended June 30,
	2007	2006
	(In £ Millions)
US GAAP adjustments:
Real estate	43	(28)
Securities	98	83
Deferred acquisition costs	(1)	(2)
Policy liabilities	193	(91)
Movement in IFRS basis excess of assets over liabilities	123	215
Pension plans	(17)	(37)
Other	(13)	(19)
Deferred tax effect of the above adjustments	(20)	14

	406	135

        The decrease in the US GAAP adjustment for movement in the IFRS basis excess of assets over liabilities (represented by the transfer from or to the unallocated surplus) from £215 million in the first half of 2006, to £123 million in the first half of 2007, primarily reflected the impact of the movement in the investment return and the movement in the "realistic" basis of measurement of with-profits liabilities over the period.

        The other main effects of accounting for the income and expenditure of the with-profits fund on a US GAAP basis are:

  •
  exclusion of the unrealized appreciation for investment properties and inclusion of depreciation on investment properties;

  •
  exclusion of the unrealized appreciation and depreciation for securities classified as available-for-sale under US GAAP but classified as fair value through the profit and loss under IFRS;

  •
  adjustments to policy liabilities reflecting mainly the replacement of the IFRS with-profits liabilities for PAC calculated in accordance with the "realistic" regulatory basis (described in "IFRS Critical Accounting Policies—Valuation assumptions" and "Other features of IFRS accounting that are of particular significance to an understanding of Prudential's IFRS results—Insurance contract accounting" in this section) with US GAAP liabilities. The IFRS basis with-profits liabilities reflect value movements on the backing portfolio and these movements and therefore the difference for US GAAP liabilities can be highly volatile; and

  •
  adjustments to the accounting basis of the Group's defined benefit pension plans.

        The following table analyzes the US GAAP adjustments for other operations.

	Six Months Ended June 30,
	2007	2006
	(In £ Millions)
Business acquisitions and investments in associates	4	(8)
Real estate	(92)	(60)
Securities	799	644
Derivative instruments	(7)	16
Revenue and expense recognition	(153)	(231)
Deferred acquisition costs	76	90
Policy liabilities	(843)	(559)
Profit on disposal	(159)	—
Pension plans	(93)	(206)
Other	(7)	7
Deferred tax effect of the above adjustments	87	76

	(388)	(231)

        The US GAAP adjustments for real estate primarily reflect the exclusion of the unrealized appreciation for investment properties and inclusion of depreciation on investment properties.

        The US GAAP adjustments on securities primarily reflect the exclusion from the income statement of the unrealized appreciation and depreciation for certain debt and equity securities classified as available-for-sale under US GAAP but accounted for as fair value through the profit and loss under IFRS.

        The US GAAP adjustments for revenue and expense recognition primarily reflect the deferral of premiums and policy charges relating to future periods in respect of investment contracts with discretionary participation features and investment and universal life products classified as insurance under IFRS. Under IFRS these considerations and related expenses are, on recognition, recorded within the income statement. The IFRS to US GAAP adjustments for deferred acquisition costs primarily relate to differences in what is allowed to be capitalized as an asset, associated recoverability tests, and amortization profiles.

        The US GAAP adjustments for policy liabilities primarily reflect the replacement of the IFRS insurance liabilities for the shareholder-backed UK annuity business with the US GAAP insurance liabilities. The IFRS insurance liabilities are affected by the movement of the current period's yields, whilst the US GAAP insurance liabilities are based on assumptions including yields from inception unless liability adequacy tests give rise to a change to use the current best estimate assumptions.

        Profit on the sale of Egg Banking plc in the first half of 2007 on an US GAAP basis is £159 million lower than on an IFRS basis. The difference primarily relates to the treatment of the acquisition of minority interests in Egg in 2006 under the two basis of accounting. Under IFRS, the excess of the purchase consideration over net assets acquired was charged to reserves under the economic entity option. Under this option, the charge was treated as being of a similar nature as a distribution to the minority. On the sale of Egg in 2007 there was no requirement to recycle the charge to the IFRS income statement. However, under US GAAP, the goodwill and other intangible assets were required to be carried in the balance sheet and therefore taken into account in determining profit on sale.

        Further to the adoption of FAS 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" on December 31, 2006, the IFRS to US GAAP adjustments in 2007 relate mainly to the US GAAP recognition of the actuarial gains and losses and prior service cost or credit that arise in the period within other comprehensive income which are then amortized through the income statement. Under IFRS, actuarial gains and losses are recognized in the income statement. In addition, the IFRS plan assets of the pension schemes excludes several insurance contracts that have been issued by the Group.

Changes in Shareholders' Equity on Application of US GAAP

        The following table shows the adjustments in shareholders' equity from IFRS to consolidated shareholders' equity under US GAAP for the operations and periods indicated.

	At June 30, 2007	At December 31, 2006
	(In £ Millions)
Shareholders' equity in accordance with IFRS	5,905	5,488
US GAAP adjustments:
With-profits funds	2,857	2,504
Other operations	(1,657)	(788)

	1,200	1,716

Shareholders' equity in accordance with US GAAP	7,105	7,204

        Shareholders' equity was greater under US GAAP than IFRS at June 30, 2007 and December 31, 2006 by £1,200 million and £1,716 million, respectively. The increased equity in respect of with-profits business was £2,857 million at June 30, 2007, and £2,504 million at December 31, 2006. This difference predominantly reflected the attribution to shareholders of a 10 per cent interest in the excess of assets over liabilities held within the fund and lower with-profits liabilities under US GAAP.

        The following table analyzes the shareholders' 10 per cent interest in the adjustments to the with-profits funds as reflected above.

	At June 30, 2007	At December 31, 2006
	(In £ Millions)
US GAAP adjustments:
Real estate	(598)	(641)
Revenue and expense recognition	(139)	(131)
Deferred acquisition costs	193	196
Policy liabilities	1,934	1,735
IFRS basis excess of assets over liabilities	1,473	1,360
Pension plans	10	9
Other	16	16
Deferred tax effect of the above adjustments	(32)	(40)

	2,857	2,504

        Under IFRS, the excess of assets over liabilities within the with-profits funds is not allocated between policyholders and shareholders. Under US GAAP, shareholders are credited with a 10 per cent interest in the adjusted excess of assets over liabilities.

        The other main effects of accounting for the assets and liabilities of the with-profits funds on a US GAAP basis are:

  •
  adjustments to policy liabilities. Under IFRS, UK regulated with-profits liabilities are measured on a FRS 27 "realistic" basis. This basis, derived from UK regulatory reporting, is more prudent than the analogous US GAAP treatment for Prudential's UK with-profits business;

  •
  writedown of real estate values in respect of investment properties from market value under IFRS to depreciated historic cost under US GAAP;

  •
  adjustments to revenue and expense recognition and deferred acquisition costs; and

  •
  pension scheme accounting liability. The Group adopted FAS 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" on December 31, 2006. See note K and L to the unaudited condensed consolidated interim financial statements for further details.

        The following table analyzes US GAAP adjustments to shareholders' interests for other operations.

	At June 30, 2007	At December 31, 2006
	(In £ Millions)
Business acquisitions and investment in associates	411	565
Real estate	(1,297)	(1,204)
Derivative instruments	3	10
Revenue and expense recognition	(2,032)	(1,896)
Deferred acquisition costs	962	899
Policy liabilities	(575)	265
Pension plans	213	199
Other	4	7
Deferred tax effect of the above adjustments	654	367

	(1,657)	(788)

        For other operations, shareholders' equity on a US GAAP basis was £1,657 million and £788 million lower than on an IFRS basis at June 30, 2007, and December 31, 2006, respectively.

        The principal reasons for the differences in consolidated shareholders' equity under US GAAP compared to consolidated shareholders' equity under IFRS are:

  •
  capitalization of goodwill on acquisitions prior to 1998 and discontinuance of goodwill amortization under FAS 142 from January 1, 2002 (subject to any impairments that may have arisen) together with, for 2006, the difference on the accounting treatment for the acquisition of the minority interests in Egg;

  •
  writedown of real estate values in respect of investment properties from market value under IFRS to depreciated historic cost under US GAAP;

  •
  the adjustments to revenue and expense recognition in respect of investment contracts with discretionary participation features and investment/universal life products classified as insurance contracts under IFRS, deferred acquisition costs and insurance liabilities; and

  •
  pension scheme accounting. The Group adopted FAS 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106 and 132(R)" on December 31, 2006. See note K and L to the unaudited condensed consolidated interim financial statements for further details.

US GAAP Restructuring Analysis

        In December 2005, the Group announced an initiative for UK insurance operations to work more closely with Egg and M&G and in the process to facilitate the realization of substantial annualized pre-tax cost savings and opportunities for revenue synergies. For US GAAP purposes, during the first half of 2007, an additional amount of £20 million was provided, £19 million was paid and £5 million was released. In the year ended December 31, 2006, £39 million was provided and costs of £23 million were paid. The restructuring provision under US GAAP was £12 million at June 30, 2007 of which £8 million related to termination and redundancy costs and £4 million related to property costs.

        In November 2005, the Group's Japanese operations closed its financial advisor distributions channel incurring £10 million of expenses relating to the closure costs and a voluntary early retirement program for the employees. In the year ended December 31, 2006, costs of £10 million were paid leaving no restructuring provision held at December 31, 2006, and June 30, 2007.

        In 2004, Egg withdrew from the French market. At December 31, 2006, a restructuring provision of £1 million remained. On May 1, 2007, Prudential sold Egg Banking plc to Citi. Consequently no provision was held at June 30, 2007.

        In 2001, Prudential announced the restructuring of the direct sales force and customer service channels of its UK insurance operations. These changes also included a simplification of the organizational structure and plans for a significant reduction in operating costs. During the first half of 2007, costs of £5 million were paid and £4 million were released. In the year ended December 31, 2006, costs of £6 million were paid, £4 million were released and an additional £17 million was provided. The restructuring provision under US GAAP was £28 million at June 30, 2007 which mainly related to property charges.

New US Accounting Pronouncements

        Several new US accounting standards were issued during 2006 and 2007 that are pertinent to Prudential's US GAAP consolidated financial statements. These are discussed in detail in Note L to the unaudited condensed consolidated interim financial statements.

Liquidity and Capital Resources

        Prudential operates a central treasury function, which has overall responsibility for managing the Group's capital funding, as well as its cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries, primarily by raising external funds at the parent company level.

Liquidity Requirements

        The parent company's principal cash requirements are the payment of dividends to shareholders, the servicing of debt, the payment of UK head office expenses and investment in businesses.

        In the first half of 2007, the parent company paid the 2006 final dividend to shareholders, which amounted to £169 million. The full dividend was £286 million but this was reduced by £117 million due to shareholders electing to receive additional shares in Prudential rather than cash. The 2005 final dividend paid in the first half of 2006 amounted to £260 million, comprising a full dividend of £267 million less an adjustment of £7 million as described above.

        Debt service costs (net of interest received on short-term investments) paid in the first half of 2007 were £76 million, compared to £90 million paid in the first half of 2006. This decrease is due to higher interest earned in the first half of 2007, partly from the Egg sale proceeds and partly from higher interest rates.

        In the first half of 2007, the parent company paid £30 million in respect of corporate activities and received £24 million in respect of relief on taxable losses. In the first half of 2006, the parent company paid £24 million in respect of corporate activities and received £88 million in respect of relief on taxable losses.

        In the first half of 2007, £139 million of capital was invested in businesses, of which £69 million was invested in UK insurance operations and £70 million in Asian operations. In the first half of 2006, the total invested in businesses was £208 million, of which £147 million was invested in UK insurance operations and £61 million in Asian operations.

Liquidity Sources

        The parent company's principal sources of cash are dividends, loans and interest received from operating subsidiaries and the proceeds from borrowings.

        In the first half of 2007, the parent company received cash of £261 million from The Prudential Assurance Company Limited, the Group's main UK operating company, in respect of the statutory profit transfer from the long-term business fund. The parent company also received remittances of £75 million from M&G and £86 million from Asia. In the first half of 2006, the parent company received cash of £217 million from The Prudential Assurance Company Limited in respect of the statutory profit transfer from the long-term business fund and remittances of £38 million from M&G, £66 million from Asia and £68 million from Jackson.

Borrowings

        Core structural borrowings are borrowings which the Group considers to form part of its core capital structure. This excludes operating borrowings which arise in the normal course of the business. Core structural borrowings of shareholder-financed operations were £2,413 million at June 30, 2007, compared with £2,612 million at December 31, 2006. This decrease reflected repayment of the £150 million 9.375 per cent guaranteed bonds, exchange translation gains of £23 million and other adjustments of £26 million. Within the total of core structural borrowings of shareholder-financed operations of £2,413 million, the parent company and finance subsidiaries had core structural borrowings of £2,289 million outstanding at June 30, 2007, including £248 million of bonds due to mature in 2009. The remaining outstanding borrowings of the parent company and finance subsidiaries are next due to mature in 2021. Also at June 30, 2007, the parent company and finance subsidiaries held cash and short-term investments of £1,546 million, compared with £1,119 million at December 31, 2006.

        Accordingly, net core structural borrowings decreased by £626 million from £1,493 million at December 31, 2006 to £867 million at June 30, 2007, mainly reflecting the £527 million in net proceeds from the sale of Egg.

Credit Facilities

        Prudential has in place an unlimited global commercial paper program. At June 30, 2007 commercial paper of £95 million, US$3,517 million and €212 million was in issue under this program. Prudential also has in place a £5,000 million medium term note program. At June 30, 2007, subordinated debt outstanding under this program was £435 million and €520 million, and senior debt outstanding was €65 million, US$12 million and £5 million.

        In addition, the parent company has access to £1,600 million committed revolving credit facilities, to £500 million committed securities lending liquidity facilities, and to £345 million uncommitted credit facilities. There have been no drawdowns under the committed facilities since inception, and there were no amounts outstanding under either the committed or the uncommitted facilities at June 30, 2007. The above programs and facilities are all available for general corporate purposes and to support the liquidity needs of Prudential.

        Prudential anticipates that its commercial paper and medium-term note programs and its committed and uncommitted facilities are sufficient to meet foreseeable requirements to support shareholders' existing operations and to cover interest and dividend payments.

Consolidated Cash Flows on an IFRS Basis

        The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Prudential's unaudited condensed consolidated interim financial statements.

        Net cash inflows (outflows) in the first half of 2007 were £464 million from operating activities, £(595) million from investing activities, and £(424) million from financing activities. During the first half of 2006, net cash inflows (outflows) were £686 million from operating activities, £(191) million from investing activities, and £(373) million from financing activities.

        As at June 30, 2007, the Group held cash and cash equivalents of £4,500 million compared with £5,071 million at December 31, 2006, a decrease of £571 million (representing net cash outflows of £(555) million outlined above, and the effect of exchange rate changes of £(16) million).

Contingencies and Related Obligations

        Details of Prudential's contingencies and related obligations as at June 30, 2007 are set out in Note I to the unaudited condensed consolidated interim financial statements.

Derivative Financial Instruments and Commitments

        During the normal course of business Prudential enters into various arrangements in order to increase liquidity and decrease certain risks.

        Prudential enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

        All over-the-counter derivative transactions are conducted under standardized ISDA (International Swaps and Derivatives Association Inc) master agreements and Prudential has collateral agreements between the individual group entities and relevant counterparties in place under each of these market master agreements.

        These derivatives are used for efficient portfolio management to obtain cost effective and efficient exposure to various markets in accordance with Prudential's investment strategies and to manage exposure to interest rate, currency, credit and other business risks.

        Prudential uses various interest rate derivative instruments such as interest rate swaps to reduce exposure to interest rate volatility.

        The UK insurance operations use various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations arising on securities denominated in currencies other than sterling. In addition, total return swaps and interest rate swaps are held for efficient portfolio management.

        As part of the efficient portfolio management of the PAC with-profits fund, the fund may, from time to time, invest in cash-settled forward contracts over Prudential plc shares, which are accounted for consistently with the other derivatives. This is in order to avoid a mismatch of the with-profits investments portfolio with the investment benchmarks set for its equity-based investment funds. The contracts will form part of the long-term investments of the with-profits fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

        Some of Prudential's products, especially those sold in the United States, have certain features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them, exposes the group to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

        Jackson and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased some swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

        Jackson uses the following types of derivative as follows:

  •
  interest rate swaps which generally involve the exchange of fixed and floating payments over the life of the agreement without an exchange of the underlying principal amount. These agreements are used for hedging purposes;

  •
  forwards which consist of interest spreadlock agreements, in which Jackson locks in the forward interest rate differential between a swap and the corresponding US Treasury security. The forwards are held as a hedge of corporate spreads;

  •
  put-swaption contracts which provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to 10 years. On a net basis, put-swaptions hedge against significant upward movements in interest rates;

  •
  equity index futures contracts and equity index call and put options which are used to hedge Jackson's obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain variable annuity guarantees. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes;

  •
  total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes; and

  •
  cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated funding agreements supporting trust instrument obligations.

        Jackson has unfunded commitments of £164 million and £50 million related to its investments in limited partnerships and commercial mortgage loans respectively at June 30, 2007. These reflect on demand contractual commitments to fund further investments.

Prudential plc and Subsidiaries

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Income Statements

Six Months Ended June 30,

	2007		2006
	(In £ Millions, Except Per Share Amounts)
Earned premiums, net of reinsurance	7,903		8,164
Investment income	8,250		4,918
Other income	1,094		934

Total revenue, net of reinsurance (note C)	17,247		14,016

Benefits and claims and movement in unallocated surplus of with-profits funds	(14,315)		(11,370)
Acquisition costs and other operating expenditure	(2,118)		(1,658)
Finance costs: Interest on core structural borrowings of shareholder-financed operations	(88)		(89)

Total charges (note C)	(16,521)		(13,117)

Profit before tax* (note C)	726		899
Tax attributable to policyholders' returns	2		(162)

Profit before tax attributable to shareholders	728		737
Tax expense (note D)	(251)		(415)
Less: tax attributable to policyholders' returns	(2)		162
Tax attributable to shareholders' profits (note D)	(253)		(253)

Profit from continuing operations after tax	475		484
Discontinued operations (net of tax) (note J)	241		(34)

Profit for the period	716		450

Attributable to:
Equity holders of the Company	715		449
Minority interests	1		1

Profit for the period	716		450

Earnings per share (in pence)
Basic (based on 2,437m and 2,403m shares respectively):
Based on profit from continuing operations attributable to the equity holders of the Company	19.4	p	20.0	p
Based on profit (loss) from discontinued operations attributable to the equity holders of the Company	9.9	p	(1.3	)p

	29.3	p	18.7	p

Diluted (based on 2,440m and 2,406m shares respectively):
Based on profit from continuing operations attributable to the equity holders of the Company	19.4	p	20.0	p
Based on profit (loss) from discontinued operations attributable to the equity holders of the Company	9.9	p	(1.3	)p

	29.3	p	18.7	p

Dividends per share (in pence)
Dividends relating to reporting period:
Interim dividend (2007 and 2006) (note E)	5.70	p	5.42	p

Dividends declared and paid in reporting period:
Final dividend for prior year	11.72	p	11.02	p

*
Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

The presentation of the first half of 2006 comparative results has been adjusted to show Egg as a discontinued operation.

The accompanying notes are an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Unaudited Consolidated Statement Of Changes In Equity

Six Months Ended June 30, 2007

	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Hedging reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Profit for the period			715				715	1	716
Items recognized directly in equity:
Exchange movements				(21)			(21)		(21)
Movement on cash flow hedges						(3)	(3)		(3)
Unrealized valuation movements on securities classified as available-for-sale:
Unrealized holding losses arising during the period					(289)		(289)		(289)
Less gains included in the income statement					(3)		(3)		(3)

					(292)		(292)		(292)
Related change in amortization of deferred income and acquisition costs					120		120		120
Related tax				(12)	59	1	48		48

Total items of income and expense recognized directly in equity				(33)	(113)	(2)	(148)		(148)

Total income and expense for the period			715	(33)	(113)	(2)	567	1	568
Dividends			(288)				(288)		(288)
Reserve movements in respect of share-based payments			9				9		9
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund and other consolidated investment funds								(38)	(38)
Share capital and share premium
New share capital subscribed	1	116					117		117
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(115)	115
Treasury shares
Movement in own shares in respect of share-based payment plans			11				11		11
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS			1				1		1

Net increase (decrease) in equity	1	1	563	(33)	(113)	(2)	417	(37)	380
At beginning of period	122	1,822	3,640	(125)	27	2	5,488	132	5,620

At end of period	123	1,823	4,203	(158)	(86)	0	5,905	95	6,000

The accompanying notes are an integral part of these interim financial statements.

	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Hedging reserve	Shareholders' equity	Minority interests	Total equity
	(In £ Millions)
Reserves
Profit for the period			449				449	1	450
Items recognized directly in equity:
Exchange movements				(134)			(134)		(134)
Movement on cash flow hedges						4	4		4
Unrealized valuation movements on securities classified as available-for-sale:
Unrealized holding losses arising during the period					(707)		(707)		(707)
Less gains included in the income statement					(3)		(3)		(3)

					(710)		(710)		(710)
Related change in amortization of deferred income and acquisition costs					311		311		311
Related tax				(39)	140	(1)	100		100

Total items of income and expense recognized directly in equity				(173)	(259)	3	(429)		(429)

Total income and expense for the period			449	(173)	(259)	3	20	1	21
Dividends			(267)				(267)		(267)
Reserve movements in respect of share-based payments			6				6		6
Change in minority interests arising principally from purchase and sale of venture investment companies and property partnerships of the PAC with-profits fund								7	7
Acquisition of Egg minority interests (note H)			(167)				(167)	(84)	(251)
Share capital and share premium
New share capital subscribed	2	251					253		253
Transfer to retained earnings in respect of shares issued in lieu of cash dividends		(7)	7
Treasury shares
Movement in own shares in respect of share-based payment plans			9				9		9
Movement on Prudential plc shares purchased by unit trusts consolidated under IFRS			1				1		1

Net increase (decrease) in equity	2	244	38	(173)	(259)	3	(145)	(76)	(221)
At beginning of period	119	1,564	3,236	173	105	(3)	5,194	172	5,366

At end of period	121	1,808	3,274	0	(154)	0	5,049	96	5,145

The accompanying notes are an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

Assets	June 30, 2007	December 31, 2006
	(In £ Millions)
Intangible assets attributable to shareholders:
Goodwill	1,341	1,341
Deferred acquisition costs and acquired in-force value of long-term business contracts	2,693	2,497

	4,034	3,838

Intangible assets attributable to PAC with profits fund:
In respect of acquired subsidiaries for venture fund and other investment purposes	1,145	830
Deferred acquisition costs	40	31

	1,185	861

Total	5,219	4,699

Other non-investment and non-cash assets:
Property, plant and equipment	1,107	1,133
Reinsurers' share of policyholder liabilities	1,092	945
Deferred tax assets	675	1,012
Current tax recoverable	332	404
Accrued investment income	1,980	1,900
Other debtors	2,268	1,052

Total	7,454	6,446

Investments of long-term business, banking and other operations:
Investment properties	14,149	14,491
Investments accounted for using the equity method	14	6
Financial investments:
Loans and receivables	5,441	11,573
Equity securities and portfolio holdings in unit trusts	83,819	78,892
Debt securities	80,211	81,719
Other investments	6,737	5,401
Deposits	7,519	7,759

Total	197,890	199,841

Held for sale assets	286	463
Cash and cash equivalents	4,500	5,071

Total assets	215,349	216,520

The accompanying notes are an integral part of these interim financial statements.

Equity and liabilities	June 30, 2007	December 31, 2006
	(In £ Millions)
Equity
Shareholders' equity (note F)	5,905	5,488
Minority interests	95	132

Total equity	6,000	5,620

Liabilities
Banking customer accounts	—	5,554
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	169,895	164,988
Unallocated surplus of with-profits funds	14,728	13,599

Total insurance liabilities	184,623	178,587

Core structural borrowings of shareholder-financed operations:
Subordinated debt (other than Egg)	1,492	1,538
Other	921	1,074

	2,413	2,612
Egg subordinated debt	—	451

Total (note G)	2,413	3,063

Other borrowings:
Operational borrowings attributable to shareholder-financed operations (note G)	2,605	5,609
Borrowings attributable to with-profits funds (note G)	2,122	1,776
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	4,381	4,232
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	3,406	2,476
Current tax liabilities	1,033	1,303
Deferred tax liabilities	3,624	3,882
Accruals and deferred income	477	517
Other creditors	2,029	1,398
Provisions	376	464
Other liabilities	2,260	1,652
Held for sale liabilities	—	387

Total	17,586	16,311

Total liabilities	209,349	210,900

Total equity and liabilities	215,349	216,520

The accompanying notes are an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Unaudited Condensed Consolidated Cash Flow Statements

Six Months Ended June 30,

	2007	2006
	(In £ Millions)
Cash flows from operating activities
Profit before tax from continuing operations (note i)	726	899
Profit (loss) before tax from discontinued operations (including profit on sale) (note J)	222	(45)

Total profit before tax	948	854
Changes in operating assets and liabilities (note ii)	283	73
Other items (note ii)	(767)	(241)

Net cash flows from operating activities	464	686

Cash flows from investing activities
Net cash flows from purchases and disposals of property and equipment	(137)	(280)
Costs incurred on purchase of Egg minority interests (note H)	—	(6)
Acquisition of subsidiaries, net of cash balances (note iii)	(77)	15
Disposal of Egg, net of cash balances (note iv and H)	(538)	—
Disposal of other subsidiaries, net of cash balances (note iii)	157	80

Net cash flows from investing activities	(595)	(191)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (note v):
Redemption	(150)	(1)
Interest paid	(104)	(104)
With-profits operations (note vi):
Interest paid	—	(9)
Equity capital (note vii):
Issues of ordinary share capital	1	1
Dividends paid	(171)	(260)

Net cash flows from financing activities	(424)	(373)

Net (decrease) increase in cash and cash equivalents	(555)	122
Cash and cash equivalents at beginning of period	5,071	3,586
Effect of exchange rate changes on cash and cash equivalents	(16)	(43)

Cash and cash equivalents at end of period (note viii)	4,500	3,665

The accompanying notes are an integral part of these interim financial statements.

Notes

(i)
Profit before tax represents income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits. It does not represent profit before tax attributable to shareholders.

(ii)
The adjusting items to profit before tax include changes in operating assets and liabilities and other items comprising adjustments in respect of non-cash items, including operational interest receipts and payments, dividend receipts and tax paid. The figure of £(767)m for other items in the first half of 2007 included £(290)m in respect of the profit on sale of Egg, which is included in the cash flows from investing activities in this statement, and tax paid of £(361)m. The most significant elements of the adjusting items within changes in operating assets and liabilities are as follows:

	Six Months Ended June 30,
	2007	2006
	(In £ Millions)
Deferred acquisition costs (excluding changes taken directly to equity)	(277)	(462)
Other non-investment and non-cash assets	(884)	(873)
Investments	(7,189)	(2,618)
Policyholder liabilities (including unallocated surplus)	7,181	4,105
Other liabilities (including operational borrowings)	1,452	(79)

Changes in operating assets and liabilities	283	73

(iii)
Acquisitions and disposals of subsidiaries shown above include venture fund and other investment subsidiaries of the PAC with-profits fund, as shown in note H.

(iv)
The amount of £(538)m in respect of the disposal of Egg, net of cash balances shown above, represents the net sale proceeds of £527m less cash and cash equivalents of £1,065m held by Egg and transferred on disposal.

(v)
Structural borrowings of shareholder-financed operations consist of the core debt of the parent company and related finance subsidiaries, Jackson surplus notes and in 2006, Egg debenture loans. Following the sale of Egg in May 2007, these loans no longer form part of the Group's borrowings. Core debt excludes borrowings to support short-term fixed income securities programs and non-recourse borrowings of investment subsidiaries of shareholder-financed operations. Cash flows in respect of these borrowings are included within operating cash flows from operating activities. In June 2007, borrowings of £150m were repaid on maturity.

(vi)
Structural borrowings of with-profits operations relates solely to the £100m 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows on other borrowings of with-profits funds, which principally relate to venture fund investment subsidiaries and other consolidated investment vehicles, are categorized as operating activities in the presentation above.

(vii)
Cash movements in equity capital exclude scrip dividends and share capital issued in respect of the acquisition of Egg minority interests in 2006.

(viii)
Of the cash and cash equivalents amounts reported above, £377m (June 30, 2006: £388m) represents cash and cash equivalents of the parent company and related finance subsidiaries.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2007

A     Basis of preparation and audit status

        The IFRS basis results for the 2007 and 2006 half years are unaudited. The 2006 full year IFRS basis results have been derived from the 2006 statutory accounts. The auditors have reported on the 2006 statutory accounts which have been delivered to the UK Registrar of Companies. The auditors' report was (i) unqualified, (ii) did not include reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

        The unaudited condensed consolidated interim financial statements for the six months ended June 30, 2007 and 2006 have been prepared in accordance with IAS 34 "Interim Financial Reporting". The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statement, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or changed IFRS that are already endorsed by the EU and that are applicable or available for early adoption for the next consolidated financial statements.

        Management believes that the interim results include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results for the interim periods presented.

        The long-term business profit of the UK Insurance Operations has been calculated assuming that the proportion of surplus allocated to shareholders from the with-profits business of the Prudential Assurance Company Limited remains at 10 per cent.

        The six months "2007" and "2006" refer to the six months ended June 30, 2007 and 2006, respectively.

        A reconciliation of the weighted average number of ordinary shares used for calculating basic and diluted earnings per share is set out below:

	Six Months Ended June 30,
	2007	2006
	(In Millions)
Number of shares
Weighted average shares for basic earnings per share	2,437	2,403
Shares under option at end of period	9	10
Assumed treasury share purchases at average fair value from proceeds of assumed option exercise	(6)	(7)

Weighted average shares for diluted earnings per share	2,440	2,406

B     Significant accounting policies

        The accounting policies applied by the Group in these condensed consolidated interim financial statements are the same as those previously applied in the Group's consolidated financial statements for the year ended December 31, 2006.

C     Segment disclosure

        The Group's reportable segments are based on the organizational structure used by management for making operating and investment decisions and for assessing performance. The Group's business segments are long-term business and broker dealer and fund management, whilst its geographical segments comprise the territories in which the Group conducts business, which are the United Kingdom, the United States and Asia. The Group sold Egg Banking plc, its UK banking business, in the first half of 2007.

        The segment results for the six months ended June 30 are as follows:

	2007
	UK	US	Asia	Intragroup	Total
	(In £ Millions)
Revenue:
Long-term business	8,703	4,628	3,285	—	16,616
Broker-dealer and fund management	400	189	93	—	682
Unallocated corporate	90	—	—	—	90
Intragroup revenue eliminated on consolidation	—	—	—	(141)	(141)

Total revenue per income statement	9,193	4,817	3,378	(141)	17,247
Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds):
Long-term business, including post-tax transfers to unallocated surplus of with-profits funds	(8,527)	(4,350)	(3,199)	—	(16,076)
Broker-dealer and fund management	(238)	(181)	(60)	—	(479)
Unallocated corporate	(107)	—	—	—	(107)
Intragroup charges eliminated on consolidation	—	—	—	141	141

Total charges per income statement	(8,872)	(4,531)	(3,259)	141	(16,521)
Profit before tax*:
Long-term business	176	278	86	—	540
Broker-dealer and fund management	162	8	33	—	203
Unallocated corporate	(17)	—	—	—	(17)

Profit before tax per income statement*	321	286	119	—	726
Tax attributable to policyholders' returns:
Long-term business	28	—	(26)	—	2

Tax attributable to policyholders' returns per income statement	28	—	(26)	—	2
Profit before tax attributable to shareholders:
Long-term business	204	278	60	—	542
Broker-dealer and fund management	162	8	33	—	203
Unallocated corporate	(17)	—	—	—	(17)

Profit before tax attributable to shareholders per income statement	349	286	93	—	728
Tax attributable to shareholders profits:
Long-term business	(65)	(93)	(34)	—	(192)
Broker-dealer and fund management	(46)	(4)	(6)	—	(56)
Unallocated corporate	(5)	—	—	—	(5)

Tax attributable to shareholders' profits per income statement	(116)	(97)	(40)	—	(253)

Profit after tax attributable to shareholders:
Long-term business	139	185	26	—	350
Broker-dealer and fund management	116	4	27	—	147
Unallocated corporate	(22)	—	—	—	(22)

Profit from continuing operations after tax per income statement	233	189	53	—	475
Discontinued operations:
Banking	241	—	—	—	241

Discontinued operations (net of tax) per income statement	241	—	—	—	241
Profit (loss) for the period:
Long-term business	139	185	26	—	350
Broker-dealer and fund management	116	4	27	—	147
Unallocated corporate	(22)	—	—	—	(22)
Banking	241	—	—	—	241

Profit for the period	474	189	53	—	716

	2006
	UK	US	Asia	Intragroup	Total
	(In £ Millions)
Revenue:
Long-term business	7,729	3,878	1,958	—	13,565
Broker-dealer and fund management	276	174	68	—	518
Unallocated corporate	71	—	—	—	71
Intragroup revenue eliminated on consolidation	—	—	—	(138)	(138)

Total revenue per income statement	8,076	4,052	2,026	(138)	14,016
Charges (before income tax attributable to policyholders and unallocated surplus of long-term insurance funds):
Long-term business, including post-tax transfers to unallocated surplus of with-profits funds	(7,419)	(3,555)	(1,909)	—	(12,883)
Broker-dealer and fund management	(145)	(168)	(46)	—	(359)
Unallocated corporate	(13)	—	—	—	(13)
Intragroup charges eliminated on consolidation	—	—	—	138	138

Total charges per income statement	(7,577)	(3,723)	(1,955)	138	(13,117)
Profit before tax*:
Long-term business	310	323	49	—	682
Broker-dealer and fund management	131	6	22	—	159
Unallocated corporate	58	—	—	—	58

Profit before tax per income statement*	499	329	71	—	899
Tax attributable to policyholders' returns:
Long-term business	(158)	—	(4)	—	(162)

Tax attributable to policyholders' returns per income statement	(158)	—	(4)	—	(162)

Profit before tax attributable to shareholders:
Long-term business	152	323	45	—	520
Broker-dealer and fund management	131	6	22	—	159
Unallocated corporate	58	—	—	—	58

Profit before tax attributable to shareholders per income statement	341	329	67	—	737
Tax attributable to shareholders profits:
Long-term business	(51)	(108)	(29)	—	(188)
Broker-dealer and fund management	(35)	(3)	(5)	—	(43)
Unallocated corporate	(22)	—	—	—	(22)

Tax attributable to shareholders' profits per income statement	(108)	(111)	(34)	—	(253)
Profit after tax attributable to shareholders:
Long-term business	101	215	16	—	332
Broker-dealer and fund management	96	3	17	—	116
Unallocated corporate	36	—	—	—	36

Profit from continuing operations after tax per income statement	233	218	33	—	484
Discontinued operations:
Banking	(34)	—	—	—	(34)

Discontinued operations (net of tax) per income statement	(34)	—	—	—	(34)
Profit (loss) for the period:
Long-term business	101	215	16	—	332
Broker-dealer and fund management	96	3	17	—	116
Unallocated corporate	36	—	—	—	36
Banking	(34)	—	—	—	(34)

Profit for the period	199	218	33	—	450

*
Profits before tax represent income net of post-tax transfers to unallocated surplus of with-profits funds, before tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders' profits.

Segmental results—analysis of profit before shareholder tax

        The performance measure of reportable segments utilized by the directors is operating profit (based on long-term investment returns on investments attributable to shareholders) before shareholders' share in actuarial gains and losses on defined benefit pension schemes.

        The following table reconciles the performance measure of the Group's reportable segments with amounts included in the Group's consolidated income statement for the periods presented.

	Six Months Ended June 30, 2007
	UK	US	Asia	Total
	(In £ Millions)
Long term business:
Performance measure: Operating profit based on longer-term investment returns	251	218	70	539
Short-term fluctuations in investment returns	(47)	60	(10)	3
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: Profit before tax attributable to shareholders	204	278	60	542
Broker-dealer and fund management:
Performance measure: Operating profit based on longer-term investment returns	140	7	33	180
Short-term fluctuations in investment returns	7	1	—	8
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	15	—	—	15

Reported performance: Profit before tax attributable to shareholders	162	8	33	203
Unallocated corporate:
Performance measure: Operating profit based on longer-term investment returns	(118)	—	—	(118)
Short-term fluctuations in investment returns	13	—	—	13
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	88	—	—	88

Reported performance: Profit before tax attributable to shareholders	(17)	—	—	(17)
Total:
Performance measure: Operating profit based on longer-term investment returns	273	225	103	601
Short-term fluctuations in investment returns	(27)	61	(10)	24
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	103	—	—	103

Reported performance: Profit before tax attributable to shareholders	349	286	93	728

	Six Months Ended June 30, 2006
	UK	US	Asia	Total
	(In £ Millions)
Long term business:
Performance measure: Operating profit based on longer-term investment returns	194	223	81	498
Short-term fluctuations in investment returns	(42)	100	(36)	22
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	—	—	—	—

Reported performance: Profit before tax attributable to shareholders	152	323	45	520
Broker-dealer and fund management:
Performance measure: Operating profit based on longer-term investment returns	100	4	22	126
Short-term fluctuations in investment returns	(1)	2	—	1
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	32	—	—	32

Reported performance: Profit before tax attributable to shareholders	131	6	22	159
Unallocated corporate:
Performance measure: Operating profit based on longer-term investment returns	(126)	—	—	(126)
Short-term fluctuations in investment returns	16	—	—	16
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	168	—	—	168

Reported performance: Profit before tax attributable to shareholders	58	—	—	58
Total:
Performance measure: Operating profit based in longer-term investment returns	168	227	103	498
Short-term fluctuations in investment returns	(27)	102	(36)	39
Shareholders' share in actuarial gains and losses on defined benefit pension schemes	200	—	—	200

Reported performance: Profit before tax attributable to shareholders	341	329	67	737

D     Tax charge

        The total tax charge of £251 million for the first half of 2007 (first half of 2006: £415 million) comprises £37 million (first half of 2006: £231 million) UK tax and £214 million (first half of 2006: £184 million) overseas tax. This tax charge comprises tax attributable to policyholders and unallocated surplus of the with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £253 million for the first half of 2007 (first half of 2006: £253 million)

comprises £95 million (first half of 2006: £106 million) UK tax and £158 million (first half of 2006: £147 million) overseas tax.

        The tax credit related to discontinued operations, which is all attributable to shareholders, amounted to £19 million (first half of 2006: £11 million).

        Amounts for deferred tax are determined using the current rate of tax or, where substantively enacted through the legislative process, the prospective rate. Accordingly, the deferred tax amounts for first half of 2007 reflect the prospective change for the main UK corporation tax rate from 30 per cent to 28 per cent which is anticipated to be effective from April 1, 2008.

E      Dividend

        An interim dividend of 5.70 pence per share was paid on September 24, 2007 to shareholders on the register at the close of business on August 17, 2007. A scrip dividend alternative was offered to shareholders.

F      Shareholders' equity

	June 30, 2007	December 31, 2006
	(In £ Millions)
Share capital	123	122
Share premium	1,823	1,822
Reserves	3,959	3,544

Total	5,905	5,488

G     Borrowings

Net Core structural borrowings of shareholder-financed operations

	June 30, 2007	December 31, 2006*
	(In £ Millions)
Core structural borrowings of shareholder-financed operations (per consolidated balance sheet):
Central funds	2,289	2,485
Jackson	124	127

Total	2,413	2,612

Less: Holding company** cash and short-term investments (recorded within the consolidated balance sheet)	(1,546)	(1,119)

Net core structural borrowings of shareholder-financed operations	867	1,493

*
Excluding Egg's borrowings.

**
Prudential plc and related subsidiaries.

        In June 2007, borrowings of £150 million within the central funds were repaid on maturity. There was no issuance of new debt in the six months to June 30, 2007.

Other borrowings

	June 30, 2007	December 31, 2006
	(In £ Millions)
Operational borrowings attributable to shareholder-financed operations:
Borrowings in respect of short-term fixed income securities programs	2,045	2,032
Non-recourse borrowings of investment subsidiaries managed by PPM America	544	743
Borrowings in respect of banking operations	—	2,819
Other borrowings	16	15

Total	2,605	5,609

Borrowings attributable to with-profits funds:
Non-recourse borrowings of venture fund investment subsidiaries	1,063	926
Non-recourse borrowings of consolidated investment vehicles	854	681
Subordinated debt of the Scottish Amicable Insurance Fund	100	100
Other borrowings (predominantly obligations under finance leases)	105	69

Total	2,122	1,776

H     Acquisitions and disposals

(i)
Shareholder acquisitions and disposal—Egg

        In the first half of 2006, the Company acquired the outstanding 21.7 per cent minority interests in Egg, its UK banking business. The Company accounted for the purchase of minority interests using the economic entity method. Accordingly, £167 million was charged to retained earnings in 2006 representing the difference between the consideration paid and the share of net assets acquired.

        On January 29, 2007, the Company announced that it had entered into a binding agreement to sell Egg Banking plc to Citi. Under the terms of the agreement, the consideration payable to the Company by Citi was £575 million cash, subject to adjustments to reflect any change in net asset value between December 31, 2006 and completion.

        On May 1, 2007, the Company completed the sale. The consideration, net of expenses, was £527 million. The reduction from the £575 million noted above primarily reflects Egg's post tax operating loss of £49 million for the period from January 1, 2007 to the date of sale shown in note J.

        Cash and cash equivalents disposed of were £1,065 million. Accordingly, the cash outflow for the Group arising from the disposal of Egg, as shown in the summary consolidated cash flow statement, was £538 million.

(ii)
PAC with-profits fund acquisitions

        The PAC with-profits fund acquires a number of venture capital holdings through PPM Capital and M&G in which the Group is deemed to have a controlling interest, in aggregate with, if applicable, other holdings held by, for example, the Prudential Staff Pension Scheme. There were two such acquisitions during the period to June 30, 2007. These were acquisitions for:

  •
  78 per cent of the voting equity interest of Red Funnel, a ferry company, in June 2007; and

  •
  71 per cent of the voting equity interest of Orizon AG, an employment hiring agency, in March 2007.

        The results of the acquisitions have been included in the consolidated financial statements of the Group commencing on the respective dates of the acquisition. The earnings contributed by these acquisitions to the income statement are insignificant and is also reflected as part of the change in the unallocated surplus of the with-profits fund. Shareholders results are unaffected.

        These acquisitions are considered individually immaterial and therefore all 2007 half year information in the following table has been presented in aggregate. Due to the nature of the investments, it is not practicable to provide certain information for acquisitions occurring in the first half of 2007, including the pro forma Group revenue and consolidated net profit information as if the acquisitions had occurred at the beginning of the year, and the carrying amounts, in accordance with IFRS, of each class of the acquiree's assets, liabilities, and contingent liabilities immediately before acquisitions.

        The table below identifies the net assets acquired and reconciles this amount to the consideration paid for the venture acquisitions in the six months to June 30, 2007:

Fair value on acquisitions
(In £ Millions
Cash and cash equivalents	20
Other current assets	26
Property, plant and equipment	39
Intangible assets	43
Other non-current assets	3
Less liabilities, including current liabilities and borrowings	(307)

(176)
Less minority interests	0

Net assets acquired	(176)
Goodwill	273

Cash consideration	97

        Aggregate goodwill of £273 million has been recognized for the excess of the cost over the Group's interest in the net fair value of entities assets, liabilities and contingent assets in the first half of 2007.

(iii)
PAC with-profits fund disposals

        As at December 31, 2006, one venture subsidiary was classified as held for sale; Pharmacia Diagnostics. The sale of this venture subsidiary was completed on January 18, 2007. Total cash consideration received was £179 million. Goodwill of £138 million and cash and cash equivalents of £22 million were disposed of. No other venture subsidiaries were sold during the first half of 2007 or classified as held for sale at June 30, 2007.

I       Contingencies and related obligations

Litigation

        Prudential and its subsidiaries are involved in litigation arising in the normal course of business. While an adverse ruling in any individual case may not in itself be material to Prudential, if applied across all similar cases, the potential liabilities may be more significant. Although the outcome of such matters cannot be predicted with certainty, management believes that the ultimate outcome of such litigation will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

        Jackson has been named in civil proceedings which appear to be substantially similar to other class action litigation brought against many life insurers in the US, alleging misconduct in the sale of insurance products. Jackson accrues for legal contingencies once the contingency is deemed to be probable and estimable. At June 30, 2007, Jackson had recorded accruals totaling £9 million.

Pension mis-selling review

        In 1988, the UK government introduced new pensions legislation intended to encourage more individuals to make their own arrangements for their pensions. During the period from April 1988 to June 1994, many individuals were advised by insurance companies, Independent Financial Advisers and other intermediaries to not join, to transfer from or to opt out of their occupational pension schemes in favor of private pension products introduced under the UK Income and Corporation Taxes Act 1988. The UK insurance regulator (previously the Personal Investment Authority, now the FSA), subsequently determined that many individuals were incorrectly advised and would have been better off not purchasing the private pension products sold to them. Industry participants are responsible for compensating the persons to whom private pensions were mis-sold. As a result, the FSA required that all UK life insurance companies review their potential cases of pension mis-selling and pay compensation to policyholders where necessary and, as a consequence, record a provision for the estimated costs. The Group met the requirement of the FSA to issue offers to all cases by June 30, 2002.

        The table below summarizes the change in the pension mis-selling provision for the periods ended June 30, 2007 and 2006. The change in the provision is included in benefits and claims in the income statement and the movement in unallocated surplus of with-profits funds has been determined accordingly.

	2007	2006
	(In £ Millions)
Balance at beginning of period	401	331
Changes to actuarial assumptions and method of calculation	12	51
Discount unwind	11	7
Redress to policyholders	(22)	(22)
Payment of administrative costs	(2)	(2)

Balance at end of period	400	365

        The pension mis-selling provision is included within the liabilities in respect of investment contracts with discretionary participation features under IFRS 4. The pension mis-selling provision set out above is stochastically determined on a discounted basis.

        The FSA periodically updates the actuarial assumptions to be used in calculating the provision, including interest rates and mortality assumptions. The pension mis-selling provision represents the discounted value of future expected payments, including benefit payments and all internal and external legal and administrative costs of adjudicating, processing and settling those claims. To the extent that amounts have not been paid, the provision increases each year reflecting the shorter period of discount.

        The directors believe that, based on current information, the provision, together with future investment return on the assets backing the provision, will be adequate to cover the costs of pension mis-selling as well as the costs and expenses of the Group's pension review unit established to identify and settle such cases. Such provision represents the best estimate of probable costs and expenses. However, there can be no assurance that the current provision level will not need to be increased.

        The costs associated with the pension mis-selling review have been met from the inherited estate (see below). Accordingly, these costs have not been charged to the asset shares used in the determination of policyholder bonus rates. Hence policyholders' payout values have been unaffected by pension mis-selling.

        In 1998, Prudential stated that deducting mis-selling costs from the inherited estate would not impact its bonus or investment policy and it gave an assurance that if this unlikely event were to occur, it would make available support to the fund from shareholder resources for as long as the situation continued, so as to ensure that policyholders were not disadvantaged. The assurance was designed to protect both existing policyholders at the date it was announced, and policyholders who subsequently purchased policies while the pension mis-selling review was continuing.

        This review was completed on June 30, 2002. The assurance will continue to apply to any policy in force at December 31, 2003, both for premiums paid before January 1, 2004, and for subsequent regular premiums (including future fixed, RPI or salary related increases and Department of Work and Pensions rebate business). The assurance has not applied to new business since January 1, 2004. New business in this context consists of new policies, new members to existing pension schemes plus regular and single premium top-ups, transfers and switches to existing arrangements. The maximum amount of capital support available under the terms of the assurance will reduce over time as claims are paid on the policies covered by it.

        The bonus and investment policy for each type of with-profits policy is the same irrespective of whether or not the assurance applies. Hence removal of the assurance for new business has had no impact on policyholder returns and this is expected to continue for the foreseeable future.

Mortgage endowment products review

        In common with several other UK insurance companies, the Group used to sell low-cost endowment products related to repayment of residential mortgages. At sale, the initial sum assured is set at a level such that the projected benefits, including an estimate of the annual bonus receivable over the life of the policy, will equal or exceed the mortgage debt. Because of a decrease in expected future investment returns since these products were sold, the FSA is concerned that the maturity value of some of these products will be less than the mortgage debt. The FSA has worked with insurance companies to devise a program whereby the companies write to customers indicating whether they may have a possible shortfall and outline the actions that the customers can take to prevent this possibility.

        The Group is exposed to mortgage endowment products in respect of policies issued by Scottish Amicable Life plc (SAL) and policies issued by Scottish Amicable Life Assurance Society (SALAS) and transferred into SAIF. At June 30, 2007, provisions of £5 million in the non-profit sub-fund and £45 million in SAIF were held to cover potential compensation in respect of mortgage endowment product mis-selling claims. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, this provision has no impact on shareholders.

        In addition, in the period ended June 30, 2007, Prudential's main with-profits fund paid compensation of £3 million in respect of mortgage endowment products mis-selling claims and held a provision of £60 million at June 30, 2007 in respect of further compensation. The movement in this provision has no impact on the Group's profit before tax.

        In May 2006, the Group introduced a deadline for both Prudential and Scottish Amicable mortgage endowment complaints. In line with the time limit prescribed by the FSA and the ABI, impacted customers have three years to lodge a mis-selling complaint from the date they receive their first "red"

letter indicating that there is a high risk their mortgage endowment may not achieve its projected final value.

Guaranteed annuities

        Prudential Assurance used to sell guaranteed annuity products in the UK and at June 30, 2007 held a provision of £39 million within the main with-profits fund to honor guarantees on these products. The Group's main exposure to guaranteed annuities in the UK is through SAIF and at June 30, 2007 a provision of £557 million was held in SAIF to honor the guarantees. As SAIF is a separate sub-fund of the Prudential Assurance long-term business fund, the movement in this provision has no impact on shareholders.

Other matters

Inherited estate of Prudential Assurance

        The assets of the main with-profits fund within the long-term insurance fund of PAC comprise the amounts that it expects to pay out to meet its obligations to existing policyholders and an additional amount used as working capital. The amount payable over time to policyholders from the with-profits fund is equal to the policyholders' accumulated asset shares plus any additional payments that may be required by way of smoothing or to meet guarantees. The balance of the assets of the with-profits fund is called the inherited estate and has accumulated over many years from various sources.

        The inherited estate represents the major part of the working capital of PAC's long-term insurance fund. This enables PAC to support with-profits business by providing the benefits associated with smoothing and guarantees, by providing investment flexibility for the fund's assets, by meeting the regulatory capital requirements that demonstrate solvency and by absorbing the costs of significant events or fundamental changes in its long-term business without affecting the bonus and investment policies. The size of the inherited estate fluctuates from year to year depending on the investment return and the extent to which it has been required to meet smoothing costs, guarantees and other events.

        PAC believes that it would be beneficial if there were greater clarity as to the status of the inherited estate. As a result PAC has announced that it has begun a process to determine whether it can achieve that clarity through a reattribution of the inherited estate.

        As part of this process a Policyholder Advocate has been nominated to represent policyholders' interests. This nomination does not mean that a reattribution will occur.

        Given the size of the Group's with-profits business any proposal is likely to be time consuming and complex to implement and is likely to involve a payment to policyholders from shareholders' funds. If a reattribution is completed the inherited estate will continue to provide working capital for the long-term insurance fund.

Support for long-term business funds by shareholders' funds

        As a proprietary insurance company, the Group is liable to meet its obligations to policyholders even if the assets of the long-term funds are insufficient to do so. The assets, represented by the "unallocated surplus of with-profits funds", in excess of amounts expected to be paid for future terminal bonuses and related shareholder transfers (the excess assets) in the long-term funds could be materially depleted over time by, for example, a significant or sustained equity market downturn, costs of significant fundamental strategic change or a material increase in the pension mis-selling provision. In the unlikely circumstance that the depletion of the excess assets within the long-term fund was such that the Group's ability to satisfy policyholders' reasonable expectations was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

        In 1997, the business of SALAS, a mutual society, was transferred to Prudential Assurance. In effecting the transfer, a separate sub-fund, SAIF, was established within Prudential Assurance's long-term business fund. This sub-fund contains all the with-profits business and all other pension business that was transferred. No new business has been or will be written in the sub-fund and the sub-fund is managed to ensure that all the invested assets are distributed to SAIF policyholders over the lifetime of SAIF policies. With the exception of certain amounts in respect of the unitized with-profits life business, all future earnings arising in SAIF are retained for SAIF policyholders. Any excess (deficiency) of revenue over expense within SAIF during a period is offset by a transfer to (from) the SAIF unallocated surplus. Shareholders have no interest in the profits of SAIF but are entitled to the investment management fees paid on this business. With the exception of certain guaranteed annuity products mentioned earlier in this note, and certain products which include a minimum guaranteed rate of accumulation, the majority of SAIF with-profits policies do not guarantee minimum rates of return to policyholders.

        Should the assets of SAIF be inadequate to meet the guaranteed benefit obligations to the policyholders of SAIF, the Prudential Assurance long-term fund would be liable to cover any such deficiency. Due to the quality and diversity of the assets in SAIF and the ability of SAIF to revise guaranteed benefits in the event of an asset shortfall, the directors believe that the probability of either the Prudential Assurance long-term fund or the Group's shareholders' funds having to make any material contribution to SAIF is remote.

Guarantees and commitments

        Guarantee funds in both the UK and the US provide for payments to be made to policyholders on behalf of insolvent life insurance companies. These guarantee funds are financed by payments assessed on solvent insurance companies based on location, volume, and types of business. The Group estimated its reserve for future guarantee fund assessments for Jackson to be £5 million at June 30, 2007. Similar assessments for the UK businesses were not significant. The directors believe that the reserve is adequate for all anticipated payments for known insolvencies.

        At June 30, 2007, Jackson has unfunded commitments of £164 million related to its investments in limited partnerships and of £50 million related to commercial mortgage loans. These commitments were entered into in the normal course of business and the directors do not expect a material adverse impact on the operations to arise from them.

        The Group has provided, from time to time, other guarantees and commitments to third parties entered into in the normal course of business but the directors do not consider that the amounts involved are significant.

J      Discontinued operations

	Six Months Ended June 30,
	2007	2006
	(In £ Millions)
Pre-tax profit (loss) from discontinued operations Egg results:
Loss for the period of ownership	(68)	(45)
Profit on sale of Egg Banking plc	290	—

Total	222	(45)

Tax
On Egg results:
Loss for the period of ownership	19	11
On profit on sale of Egg Banking plc	0	—

Total	19	11

Profit (loss) from discontinued operations, net of tax	241	(34)

        Discontinued operations relate entirely to UK banking operations following the sale on May 1, 2007 of Egg Banking plc to Citi. Note H (i) provides details of the sale of Egg.

K     Summary of Material Differences Between IFRS and US Generally Accepted Accounting Principles

        The Group's unaudited condensed consolidated interim financial statements are prepared in accordance with EU-endorsed IFRS. Were the Group to apply IFRS as published by IASB, as opposed to EU-endorsed IFRS, no additional adjustments would be required. These accounting practices differ in certain material respects from generally accepted accounting principles in the US (US GAAP). Information related to the nature and effect of such differences is set forth in the following tables. The reconciliation tables present an analysis of the material differences affecting both the with-profits funds and other operations. See Note L for presentation of unaudited condensed consolidated US GAAP interim financial statements.

        The most significant difference in the results of operations between IFRS and US GAAP is the treatment of the with-profits business.

        Under IFRS, profit attributable to shareholders in respect of Prudential's with-profits business reflects up to one-ninth of the value of bonuses paid to policyholders. To the extent that annual earnings of the with-profits fund exceed policyholder bonuses and related shareholder distributions, this excess is added to the unallocated surplus by a charge to the income statement. However, to the extent that annual earnings of the with-profits fund are less than policyholder bonuses and related shareholder distributions, the shortfall is transferred from the unallocated surplus.

        Under US GAAP, the impact of pre-bonus operating results within the with-profits fund is reflected in net income in the period in which it occurs. However, 90 per cent of these results are allocated to with-profits policyholders by a charge to net income. The residual 10 per cent interest is allocated to shareholders.

        This treatment of Prudential's with-profits fund under US GAAP causes profits attributable to shareholders to be strongly influenced by annual investment returns, particularly on equities. Annual investment returns include unrealized gains and losses and, accordingly, these returns and shareholders' profits are subject to considerable volatility in the US GAAP figures.

        Other material differences between IFRS and US GAAP results include the method of deferral and amortization of acquisition costs, accounting for real estate, revenue and claims recognition on investment-type contracts, the measurement of and changes in policyholder benefits, and their related deferred income tax effects.

Reconciliation to US GAAP

        The approximate effects on consolidated profit and loss of the differences between IFRS and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations, are as follows:

	Six Months Ended June 30, 2007			Six Months Ended June 30, 2006
	With-profits Funds	Other Operations	Total	With-profits Funds	Other Operations	Total
	(In £ Millions)
Consolidated profit for the period attributable to equity holders of the Company in accordance with IFRS			715			449
US GAAP adjustments:
Business acquisitions and investments in associates	4	4	8	(48)	(8)	(56)
Restructuring charges	(5)	(7)	(12)	8	6	14
Investments:
Real estate	425	(92)	333	(279)	(60)	(339)
Securities	983	799	1,782	832	644	1,476
Derivative instruments	—	(7)	(7)	—	16	16
Long-term business:
Revenue and expense recognition	(124)	(153)	(277)	(160)	(231)	(391)
Deferred acquisition costs	(10)	76	66	(17)	90	73
Policy liabilities	1,928	(843)	1,085	(911)	(559)	(1,470)
Reversal of transfer to unallocated surplus	1,233	—	1,233	2,152	—	2,152
Provision for policyholders' share of earnings and losses on with-profits business in excess of cost of policyholder bonuses declared	(3,654)	—	(3,654)	(1,211)	—	(1,211)
Profit on disposal	—	(159)	(159)	—	—	—
Pension plans	(171)	(93)	(264)	(368)	(206)	(574)
Share-based payment	—	—	—	—	1	1
Deferred tax effect	(203)	87	(116)	137	76	213

Total US GAAP adjustments	406	(388)	18	135	(231)	(96)

Consolidated net income in accordance with US GAAP			733			353

        The approximate effects on consolidated shareholders' funds of the differences between IFRS and US GAAP, including a breakdown of the US GAAP adjustments between with-profits funds and other operations, are as follows:

	June 30, 2007			December 31, 2006
	With-profits Funds	Other Operations	Total	With-profits Funds	Other Operations	Total
	(In £ Millions)
Consolidated shareholders' equity in accordance with IFRS			5,905			5,488

US GAAP adjustments:
Business acquisitions and investments in associates	160	411	571	154	565	719
Restructuring charges	4	4	8	9	10	19
Investments:
Real estate	(5,979)	(1,297)	(7,276)	(6,410)	(1,204)	(7,614)
Mortgage and other loans	—	—	—	—	(3)	(3)
Derivative instruments	—	3	3	—	10	10
Long-term business:
Revenue and expense recognition	(1,390)	(2,032)	(3,422)	(1,308)	(1,896)	(3,204)
Deferred acquisition costs	1,929	962	2,891	1,958	899	2,857
Policy liabilities*	19,345	(575)	18,770	17,348	265	17,613
Reversal of unallocated surplus of with-profits funds*	14,728	—	14,728	13,599	—	13,599
Undistributed policyholder allocations	(25,715)	—	(25,715)	(22,539)	—	(22,539)
Pension plans	99	213	312	88	199	287
Deferred tax effect of the above adjustments	(324)	654	330	(395)	367	(28)

Total US GAAP adjustments	2,857	(1,657)	1,200	2,504	(788)	1,716

Consolidated shareholders' equity in accordance with US GAAP			7,105			7,204

*
The amounts shown for these two lines for with-profits funds in the reconciliation of IFRS to US GAAP equity at December 31, 2006 include a reclassification adjustment from the reconciliation published in the 2006 Form 20-F. The US GAAP income statement and balance sheet are not affected by this reclassification.

Business Acquisitions and Investments in Associates

Goodwill and other intangible assets

        The Company acquired the whole of the minority interests in Egg in the first half of 2006. Under IFRS, the Company accounted for the purchase of minority interests using the economic entity method. Accordingly, £167 million was charged to retained earnings representing the difference between the consideration paid (including expenses) of £251 million and the share of net assets acquired of £84 million.

        Under US GAAP, the acquisition of the minority interests in Egg in the first half of 2006 was accounted for by the purchase method. Goodwill and other intangible assets (net of related adjustments for deferred taxation) of £181 million was recognized representing the excess of the consideration paid (including expenses) of £251 million over the fair value of the share of other net assets acquired measured under US GAAP of £70 million.

        The Company sold Egg Banking plc in the first half of 2007. Upon the sale, the goodwill and other intangible assets related to Egg, net of amortization of the other intangible assets, were included in the carrying amount of Egg in determining the profit on disposal under US GAAP. Under IFRS, upon the sale, there was no requirement to recycle the £167 million charge to reserves on the purchase of the minority to the income statement in determining the profit on disposal. See "Profit on disposal" below for further details.

Profit on disposal

        In May 2007, the Company completed the sale of Egg Banking plc to Citi. After taking into account the carrying value of the investment of £237 million at the date of disposal, the profit on sale was £290 million, net of tax. Profit on sale on a US GAAP basis is £159 million lower as a result of the different accounting treatment on the acquisition of Egg's minority interest in 2006 as directed above and valuation differences relating to mortgage loans. The goodwill and other intangible assets related to Egg, net of amortization of the other intangible assets, and the related deferred tax, were recognized in the carrying amount of Egg at the date of disposal in determining the profit on disposal under US GAAP. The gain on disposal and results of the operations of Egg for all periods presented are included in discontinued operations on the consolidated income statements.

Pension plans

        Under IFRS, for the Group's defined benefit plans, if the present value of the defined benefit obligation exceeds the fair value of the schemes' assets, then a liability is recorded in the Group's balance sheet. The Group utilizes the projected unit credit method to calculate the defined benefit obligation. Estimated future cash flows are then discounted at a high-quality corporate bond rate to determine its present value. The actuarial gains and losses as a result of changes in assumptions or experience variances are included in the income statement. The plan assets of the Group's pension schemes exclude several insurance contracts that have been issued by the Group. In accordance with IAS 19 "Employee Benefits", these assets are excluded from plan assets in determining the pension obligation recognized. There is no such concept under US GAAP.

        Under US GAAP, the Group applies the requirements of Statement of Financial Accounting Standard No. 87, "Employers' Accounting for Pensions" (FAS 87) to its staff pension plans. The Group adopted Statement of Financial Accounting Standard No 158, "Employers' Accounting for Defined Benefit Pension and Other Post retirement Plans-and amendment to FASB Statements No. 87, 88, 106 and 132 (R)" (FAS 158) on December 31, 2006. This statement requires the overfunded or underfunded status of a defined benefit scheme to be recognized in the statement of financial position and to recognize changes in that funded status, in the year in which the changes occur, through other comprehensive income. Under this new standard actuarial gains and losses and prior service costs or credits that arise during the period, but are not recognized as components of the net periodic benefit costs in the income statement, are recognized as a component of other comprehensive income. Under FAS 158, the adjustments for the recognition of the pension scheme minimum liability are no longer relevant as the financial position reflects the projected liabilities. FAS 158 does not affect the determination of the periodic pension cost.

Share-based payment

        Under IFRS 2 "Share-based Payment", entities are required to recognize an expense, measured at fair value, in respect of all the share-based payments made. The fair value is recognized in the income statement over the relevant vesting period and adjusted for lapses and forfeitures, with the number of shares expected to lapse or be forfeited estimated at each balance sheet date prior to the vesting date. The only exception is where the share-based payment depends upon vesting outcomes attached to market-based performance conditions such as in the case of the Restricted Share Plan. Under these circumstances additional modeling is required to take into account these market-based performance conditions. No subsequent adjustment is then made to the fair value change for shares that do not vest on account of these performance conditions not being met.

        Under US GAAP, the Group adopted FAS 123(R) "Share-based Payment" on January 1, 2006. FAS 123(R) requires compensation costs for share-based payments to employees to be recognized based on the grant date fair value of the award and charged to the income statement over the relevant vesting period. The Group adopted the modified prospective application under FAS 123(R) whereby FAS 123(R) is applied to all awards granted after the effective date for the Group, January 1, 2006, and to awards modified, repurchased or cancelled after that date. Additionally, FAS 123(R) is also applied to awards granted after January 1, 1995 and which have not vested by the date of adoption, January 1, 2006. A cumulative effect adjustment of a credit of £1 million was recorded on adoption for estimated forfeitures. Subsequent to the adoption of FAS 123(R), there was no material difference between IFRS and US GAAP for the Group relating to share-based payment.

L      Unaudited Condensed Consolidated US GAAP Financial Statements

        The following unaudited condensed consolidated US GAAP financial statements reflect the material differences between IFRS and US GAAP on consolidated net income and consolidated shareholders' equity described in Note K. In addition to these material differences that have an effect on the consolidated net income and/or consolidated shareholders' equity, there are material differences in classification between specific line items in the IFRS and US GAAP condensed consolidated financial statements.

Unaudited Condensed Consolidated US GAAP Statements of Income and Comprehensive Income

	Six Months Ended June 30,
	2007		2006
	(In £ Millions)
Insurance policy revenues	3,272		3,992
Investment results	7,951		4,931
Other income	1,059		906

Total revenue	12,282		9,829
Benefits and claims	(4,610)		(5,165)
Provision for policyholders' share of earnings on with-profits business	(5,104)		(2,348)
Underwriting, acquisition and other operating expenses	(1,708)		(1,710)
Other charges	(38)		(71)

Net income before income taxes	822		535

Income tax expense	(353)		(198)
Income tax attributable to the policyholders' share of earnings on with-profits business	182		46

Income tax attributable to shareholders	(171)		(152)

Net income before minority interests	651		383
Minority interests	0		0

Net income from continuing operations after minority interests	651		383
Profit (loss) from discontinued operations including profit on disposal (net of applicable income tax credit of £19 million, and £10 million, respectively)	82		(31)
Cumulative effect of change in accounting principle	—		1

Net income	733		353
Other comprehensive loss	(681)		(587)

Total comprehensive income (loss)	52		(234)

Earnings per share under US GAAP (In Pence)
Basic (based on 2,437 million and 2,403 million shares, respectively):
Income from continuing operations after minority interests	26.7	p	15.9	p
Income from discontinued operations including profit on disposal	3.4	p	(1.3	)p
Cumulative effect of change in accounting principle	—		0.1	p

Net income	30.1	p	14.7	p

Diluted (based on 2,440 million and 2,406 million shares, respectively):
Income from continuing operations after minority interests	26.7	p	15.9	p
Income from discontinued operations including profit on disposal	3.4	p	(1.3	)p
Cumulative effect of change in accounting principle	—		0.1	p

Net income	30.1	p	14.7	p

Unaudited Condensed Consolidated US GAAP Balance Sheets

	June 30, 2007	December 31, 2006
	(In £ Millions)
Assets
Investments:
Fixed maturities	79,191	80,496
Equity securities	70,447	67,457
Short-term investments	9,269	10,418
Real estate	6,608	6,592
Mortgage loans	3,036	4,289
Policy loans	822	820
Other loans	978	5,894
Other investments	4,979	4,513

Total investments	175,330	180,479
Cash	4,174	3,846
Deferred acquisition costs	5,561	5,313
Intangible assets	3,152	3,044
Other assets	5,354	5,326
Separate account assets	14,253	11,860

Total assets	207,824	209,868

Liabilities
Policyholder benefit liabilities	139,759	138,672
Undistributed policyholder allocations	25,715	22,539
Trust instruments supported by funding agreements	2,723	2,659
Other debt	6,635	9,909
Net deferred income tax liability	2,619	2,924
Other liabilities	8,928	13,984
Separate account liabilities	14,253	11,860

Total liabilities	200,632	202,547

Minority interests	87	117
Shareholders' equity
Common stock	123	122
Additional paid-in capital	2,314	2,190
Less treasury stock	(52)	(64)
Retained earnings	5,881	5,436
Accumulated other comprehensive loss	(1,161)	(480)

Total shareholders' equity	7,105	7,204

Total liabilities and shareholders' equity	207,824	209,868

Unaudited Other Comprehensive Income (Loss)

An analysis of accumulated other comprehensive income (loss) is set out below:

	Six Months Ended June 30,
	2007	2006
	(In £ Millions)
Foreign currency translation adjustments:
Foreign currency translation adjustments arising during the period	(40)	(150)

Unrealized investment losses on available-for-sale securities:
Unrealized investment losses arising during the period	(1,995)	(1,995)
Less reclassification adjustment for gains included in net income	(76)	(169)

Unrealized investment losses, net	(2,071)	(2,164)
Related amortization of deferred acquisition costs	120	318
Related loss recognition	20	31
Policyholders' share of with-profits business	608	445
Related deferred taxes	590	548

Net unrealized losses on available-for-sale securities	(733)	(822)

Pension adjustment:
Prior service cost	(5)	—
Net actuarial gains	295	—
Related deferred taxes	(47)	—
Policyholders' share of pension adjustment	(151)	—

Total pension scheme adjustments	92	—

Recognition of pension scheme minimum liability (prior to the adoption of FAS 158):
Recognition of pension scheme minimum liability	—	1,148
Related deferred taxes	—	(181)
Policyholders' share of pension scheme minimum liability	—	(582)

Total pension scheme adjustments	—	385

Other comprehensive loss	(681)	(587)
Accumulated other comprehensive (loss) income, beginning of period	(480)	173

Accumulated other comprehensive loss, end of period	(1,161)	(414)

Components of accumulated other comprehensive loss:
Foreign currency translation adjustments	(494)	(345)

Net unrealized losses on available-for-sale securities:
Unrealized investment losses, net	(372)	1,152
Related amortization of deferred acquisition costs	89	155
Related loss recognition	(641)	(1,166)
Policyholders' share of with-profits business	110	(149)
Related deferred taxes	298	(61)

Net unrealized losses on available-for-sale securities	(516)	(69)

Pension adjustment:
Prior service credit	100	—
Net actuarial losses	(600)	—
Related deferred taxes	76	—
Policyholders' share of pension adjustment	273	—

Total pension scheme adjustments	(151)	—

Accumulated other comprehensive loss, end of period	(1,161)	(414)

Discontinued operations

        During the first half of 2007, Prudential sold Egg Banking plc, its UK banking business, to Citi. This disposal met the US GAAP criteria for presentation as discontinued operations.

Intangible assets

        Prior to 2006, no intangible assets other than goodwill have been identified for the acquired venture investment subsidiaries of the PAC with-profits fund. In 2006, the Group re-evaluated the nature of the acquired assets and liabilities of those companies and has determined that some intangible assets which fall under the scope of FAS 141 "Business Combinations" require separate identification. The Group consequently altered the allocation between goodwill, intangible assets and liabilities in 2006. The cumulative effect of this reallocation resulted in the Group recording a loss of £19 million (gross and net of tax) relating to the amortization of allocated intangible assets in the first half of 2006, 90 per cent of which were absorbed by undistributed policyholder allocation. The impact of this reallocation to the first half of 2006 and prior periods was not material to the Group's US GAAP basis results.

Hedging

        Prudential entered into an interest rate swap in 2003 to hedge the fair value of its US$1 billion 6.5 per cent perpetual subordinated capital securities. A gain of £2 million was recognized in investment results in the condensed US GAAP consolidated income statement in the first half of 2006, in respect of the change in the fair value of the interest rate swap for the ineffective portion of the fair value hedge. During the second half of 2006, Prudential entered into a transaction to extend the term of the interest rate swap in this hedging relationship from 30 years to 50 years. As a result of this extension, Prudential de-designated and re-designated this fair value hedge in the second half of 2006. There was no ineffective portion of this hedge in the first half of 2007.

        Prudential has a series of 3-month forward currency transactions which together were designated as a US$2 billion net investment hedge of the currency exposure of the net investments in Jackson. These forward contracts were renewed throughout the first half of 2007. There was no ineffective portion of the foreign currency hedge. The gains or losses attributable to the change in the fair value of the forward contracts are reported in other comprehensive income as part of the cumulative translation adjustment. The amount taken to cumulative translation adjustment in the first half of 2007 and 2006 were gains of £25 million and £80 million, respectively.

        Additionally, in the first half of 2006, Prudential designated certain US dollar borrowings of US$1.55 billion as a net investment hedge in Jackson. The impact of the currency translations of the US dollar borrowings are therefore reported in other comprehensive income as part of the cumulative translation adjustment. The amount taken to cumulative translation adjustment in the first half of 2007 and 2006 were gains of £19 million and £65 million, respectively.

        In addition, Jackson has a collar fair value hedge to protect Jackson's unrealized gain of US$5.9 million on an equity investment. There was no ineffective portion of this collar fair value hedge in the first half of 2007 and 2006.

Pension plans

        Prudential's UK staff pension plan, Scottish Amicable's staff pension plan and M&G's staff pension plan are the three primary defined benefit plans that cover substantially all UK-based employees. These plans are non-contributory, with benefits based on employee retirement age, years of service and compensation near retirement. The plans' assets include UK and overseas equity and debt securities, index-linked gilts, unauthorized unit trusts, venture capital investments, property and cash. In addition, there is a small defined benefit scheme in Taiwan.

        At June 30, 2007 and 2006, plan assets of £166 million and £150 million respectively relating to M&G's defined benefit pension scheme are invested in policies issued by one of the Group's life insurance subsidiaries. Additionally, the UK staff defined benefit pension scheme has invested £143 million and £115 at June 30, 2007 and 2006 respectively in policies issued by one of the Group's life insurance subsidiaries. An equal amount is carried as a liability for future policy benefits.

        The components of net periodic cost for June 30, 2007 and June 30, 2006 are as follows:

	Six Months Ended June 30,
	2007	2006
	(In £ Millions)
Components of net periodic pension cost:
Service cost	31	37
Interest cost	133	127
Expected return on assets	(155)	(147)
Amortization of prior service cost	(5)	(5)
Recognized net actuarial losses	17	37

Net periodic pension cost (included in underwriting, acquisition and other operating expenses)	21	49

        The Group expects to contribute £99 million to its pension plans in 2007. In the period to June 30, 2007, £50 million of contributions had been made.

New Accounting Pronouncements
Recently Adopted Accounting Pronouncements

SOP 05-1

        In September 2005 the American Institute of Certified Public Accountants (AICPA) issued Statement of Position 05-1 "Accounting by Insurance Enterprises for Deferred Acquisition Costs in Connection with Modifications or Exchanges of Insurance Contracts" (SOP 05-1).

        This SOP provides guidance on accounting by insurance enterprises for deferred acquisition costs on internal replacements of insurance and investment contracts other than those specifically described in FAS 97 "Accounting and Reporting by Insurance Enterprises for Certain Long-Duration and for Realized Gains and Losses from the Sale of Investments". SOP 05-1 sets out conditions to determine whether contract modifications are considered as internal replacements and result in a replacement contract that is substantially changed from the replaced contract. SOP 05-1 requires un-amortized deferred acquisition costs, unearned revenue liabilities and deferred sales inducement assets from replaced contracts in an internal replacement transactions that results in substantially changed contracts not to be deferred in connection with the replacement contracts.

        SOP 05-1 became effective for fiscal years beginning after December 15, 2006. Retrospective application of SOP 05-1 to previously issued financial statements is not permitted.

        The Group adopted the provisions of SOP 05-1 with effect from January 1, 2007. The Group carried out a review of all of its replacement transactions and classified them according to whether they were covered by SOP 05-1 or not. Where they are covered the Group has put in place procedures to ensure that un-amortized deferred acquisition costs, unearned revenue liabilities and deferred sales inducement assets are written down in respect of such transactions.

        Upon adoption, there was no material cumulative effect of a change in accounting principle. As a result of the adoption of SOP 05-1, the Group has written down deferred acquisition costs by £9.8 million and unearned revenue liabilities by £10.0 million giving rise to a net credit of £0.2 million in the income statement for the six months ended June 30, 2007.

FIN 48

        In June 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109". FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. In addition, FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.

        The Group adopted FIN 48 on January 1, 2007. The adoption of FIN 48 did not have a material impact on the Group's results of operations, financial condition and liquidity.

        Under the basis of reporting under FIN 48 for interest and penalties, the element that equates to the Company's borrowing cost is accounted for as a financial expense within the income statement. The charge for other elements of the interest and penalties is included within the charge for the income tax.

        As at January 1, 2007, the Group had £1,218 million in relation to unrecognized tax benefits. During the period to June 30, 2007 the Group released tax benefits in relation to prior years of £228 million and provided for current year tax positions of £44 million. The release of unrecognized tax benefits of £228 million included £170 million previously provided in relation to pension business tax charged to reserves for the years 1993 to 2002 inclusive and a £74 million reversal of a tax position taken in relation to the recognition of capital losses.

        As at June 30, 2007, the Group had provided £1,034 million in relation to unrecognized tax benefits of which £115 million related to interest and penalties. During the period to June 30, 2007, interest and penalties of £55 million were recognized within the income statement as a tax benefit. If the provision of £1,034 million for unrecognized tax benefits were released, it would have a favorable impact on the effective tax rate.

        The Group is currently in discussions with local tax authorities regarding items under examination and it is expected a number of the tax positions taken will be resolved within the next 12 months.

FAS 155

        In February 2006, the FASB issued Financial Accounting Standard No. 155 "Accounting for Certain Hybrid Financial Instruments—an amendment of FASB Statements No. 133 and 140" (FAS 155). FAS 155 amends FAS 133 "Accounting for Derivative Instruments and Hedging Activities" and FAS 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities".

        FAS 155 permits, by election, fair value remeasurement for an entire hybrid financial instrument containing an embedded derivative that otherwise would require bifurcation and measuring only for the embedded derivative on fair value basis. In addition, FAS 155 establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation.

        FAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year beginning after September 15, 2006. The adoption of FAS 155 did not have a material impact on the Group's results of operations, financial condition and liquidity.

FAS 158

        In September 2006, the FASB issued Financial Accounting Standards No. 158 "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (FAS 158). FAS 158 requires an employer to recognize the overfunded or underfunded status of a defined benefit post retirement plan (other than a multi employer plan) as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Disclosure is required in the notes to the financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. Additionally, FAS 158 requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions.

        The recognition and disclosure requirements of FAS 158 are effective for fiscal years ending after December 15, 2006 for an employer with publicly traded equity securities. Accordingly, the Group adopted these provisions of FAS 158 on December 31, 2006. The adoption of FAS 158 did not have a material impact on the Group's results of operations or liquidity as FAS 158 does not impact the determination of net periodic pension cost.

        The effects of applying FAS 158 on shareholders' equity and other individual line items in the condensed consolidated balance sheet at December 31, 2006 from recording the funded status of pension plans were as follows:

Adjustments
(In £ Millions)
Other assets	363

Total assets	363

Other liabilities	5
Net deferred tax liability	58
Undistributed policyholder allocations	158

Total liabilities	221

Accumulated other comprehensive income	142

Shareholders' equity	142

Amounts included in accumulated other comprehensive income consist of:
Net actuarial loss	(895)
Prior service credit	105

(790)

        The requirement to measure plan assets and benefit obligations as of the date of the employer's fiscal year-end statement of financial position is effective for the Group for the year ending December 31, 2008. The Group does not expect the adoption of this requirement to have a material impact on the Group's results of operations, financial condition or liquidity as the Group is currently measuring the plan assets and benefit obligations as of the Group's fiscal year-end.

Adoption of FAS No. 123(R)

        In December 2004, the FASB issued Financial Accounting Standard No. 123(R) "Share-Based Payment" (FAS 123(R)) which replaces SFAS No. 123 and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees". FAS 123(R) requires all companies to recognize compensation costs for share-based payments to employees, based on the grant date fair value of the award and charged to the income statement over the relevant vesting period for financial statements for reporting periods beginning after June 15, 2005. The Group is applying this statement using the modified prospective application method with no adjustment to prior financial statements. This statement is applied to all awards granted after the effective date (January 1, 2006 for the Group), and to awards modified, repurchased or cancelled after that date. Additionally, this statement applies to awards granted after January 1, 1995 and which are not vested by the date of adoption namely January 1, 2006.The Group recorded compensation expense of £0.2 million in the first half of 2006 under FAS 123(R).

        FAS 123(R) requires that certain companies make a one-time cumulative adjustment at the adoption date to record an estimate of future forfeitures on outstanding awards. This adjustment is applicable to the Group in that prior to the adoption of FAS 123(R), the Group recognized actual forfeitures when they occurred under APB 25 as opposed to estimating forfeitures at the grant date and subsequently adjusting the estimated forfeitures to actuals. The Group recorded a cumulative effect adjustment of a credit of £1 million on adoption. This cumulative effect adjustment for estimated forfeitures represents adjustment of previously recognized compensation cost for awards outstanding at the adoption date, January 1, 2006, that the Group does not expect to vest.

Accounting Standards Not Yet Adopted

FAS 157

        In September 2006, the FASB issued Financial Accounting Standards No. 157 "Fair Value Measurements" (FAS 157). The changes to current practice from the application of FAS 157 relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements but FAS 157 does not require any new fair value measurements.

        FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Group is currently assessing the impact of FAS 157 on its results of operations, financial condition and liquidity.

FAS 159

        In February 2007, the FASB issued Financial Accounting Standards No. 159 "The Fair Value Option of Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" (FAS 159). FAS 159 permits entities to choose to measure many financial instruments and certain warranty and insurance contracts at fair value on a contract-by-contract basis. The standard contains financial statement presentation and disclosure requirements for assets and liabilities reported at fair value as a consequence of the election.

        FAS 159 is effective as of the beginning of an entity's first fiscal year that begins after November 15, 2007. Early adoption is permitted subject to certain conditions, however any early adopter must also adopt Statement 157 at the same time. The Group is currently assessing the impact of FAS 159 on its results of operations, financial condition and liquidity in conjunction with FAS 157.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2007	PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ SUSAN HENDERSON Susan Henderson Deputy Group Secretary